DC

02024542

NO ACT
P.E 12-17-2001
1-06033

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2002

Christine S. Grawemeyer
Senior Counsel
UAL Corporation
P.O. Box 66919
Chicago, IL 60666

Act 1934
Section
Rule 14A-8
Public Availability 2/15/2002

Re: UAL Corporation
Incoming letter dated December 17, 2001

Dear Ms. Grawemeyer:

This is in response to your letter dated December 17, 2001 concerning the shareholder proposal submitted to UAL by David Frizzell. We also have received a letter from the proponent dated November 26, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: David Frizzell
318 Gordon Avenue
San Jose, CA 95127

UAL CORPORATION

1934 Act/Rule 14a-8

December 17, 2001

By Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: UAL Corporation -- Shareholder Proposal Submitted by David Frizzell

Dear Ladies and Gentlemen:

On behalf of UAL Corporation and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by David Frizzell from our proxy materials for the 2002 annual meeting of shareholders ("2002 Proxy"), which we expect to file in definitive form with the Commission on or about March 21, 2002.

We received a notice from Mr. Frizzell, dated October 9, 2001, submitting the proposal for consideration at our 2002 annual meeting of shareholders. The proposal (a copy of which is attached as Exhibit A) reads as follows:

> It is recommended that the Board of Directors amend and restate the UAL charter to provide that all individual owners of Class P, M, and S ESOP Voting Junior Preferred Stock acquire the equitable right to nominate and elect their respective representative Director by majority vote.
>
> SUPPORTIVE STATEMENT:
>
> Currently the owners of Class P, M, and S ESOP Voting Junior Preferred Stock, (current, and former Pilots, Mechanics, and Salaried/Management employees) are restricted from nominating and electing their own Board Representative. Despite owning millions of UAL Corp. shares, this right is given to 4 beneficial owners who together own just 5 shares. Since the inception of the ESOP Junior Preferred Stockholders have gone without this crucial right afforded to virtually every stockholder of corporate shares in America. All stakeholders must have this basic right which supports the very foundation of democratic corporate governance. In short, "every shareholder should have the right to nominate and elect the Board Director of their choice." Now is the time to value and hear the voices of all shareholders.

Pursuant to Rule 14a-8(j), I have enclosed six copies of the proposal and this letter, which sets forth the grounds upon which we deem omission of the proposal to be proper. For your convenience, I have also enclosed a copy of each of the no action letters referred to herein. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to the proponent to notify him of our intention to omit the proposal from our 2002 Proxy.

We believe that the proposal may be properly omitted from UAL's proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. The Proposal may be Properly Omitted because the Proponent does not Claim to be the Beneficial Owner of Securities Registered Pursuant to Section 12 of the Exchange Act and, Therefore, Is Ineligible to Submit a Shareholder Proposal under Rule 14a-8

Rule 14a-2 states that the proxy rules, including the rules governing shareholder proposals (Rule 14a-8), applies only to solicitations of proxies with respect to securities registered pursuant to Section 12 of the Exchange Act. Therefore, in order to have standing to submit a shareholder proposal governed by Rule 14a-8, the Proponent needs to be a shareholder of securities registered pursuant to Section 12 of the Exchange Act. The Proponent is employed by United Air Lines, Inc. ("United"), UAL's principal subsidiary, as a mechanic. As such he is a participant in the UAL Corporation Employee Stock Ownership Plan ("ESOP") and the beneficial owner of Class M ESOP Voting Junior Preferred Stock and these are the only shares that the Proponent claimed to own in his letter submitting his proposal. The shares of Class M Voting Junior Preferred Stock which are beneficially owned by the Proponent are held of record by the ESOP trustee and, while they vote together with the common stock on most matters and are generally voted by the ESOP trustee as directed by participants, they are not a registered class pursuant to Section 12 of the Exchange Act and thus not subject to the proxy rules. Therefore, the Proponent is ineligible to submit a shareholder proposal under Rule 14a-8.

After receiving the Proponent's proposal on October 17, 2001, we sent a letter to the Proponent, dated October 26, 2001 (a copy of which is attached as Exhibit B), explaining this eligibility deficiency with respect to his proposal. We sent another letter to the Proponent, dated November 7, 2001 (a copy of which is attached as Exhibit C), and included a copy of a no-action letter that we received from the Staff in 1996 with respect to a proposal very similar to his. See UAL Corporation (January 3, 1996). The Proponent contacted UAL on November 13 after receiving the November 7 letter to claim that he never received the October 26 letter (and we are unable to establish that he did). A copy of the October 26 letter was then sent via air courier to Proponent on November 13 and was received by the Proponent on November 14.

Rule 14a-8(f) provides that a company must inform a proponent of any procedural or eligibility deficiencies within 14 days of receiving a proposal; however, it also provides that a company need not inform the proponent if the deficiency cannot be remedied. Proponent claims only to own beneficially shares of Class M Voting Junior Preferred Stock. This is not a class registered under Section12 of the Exchange Act and therefore not subject to Section 14(a) and the rules thereunder, a defect which cannot be remedied. UAL was therefore under no obligation to inform the Proponent of this eligibility deficiency within 14 days of receiving the proposal (although we attempted to do so) and is not precluded from raising it in this submission under Rule 14a-8(j). In addition, we note that the Staff would permit a company to omit a shareholder proposal on grounds of a procedural defect under Rule 14a-8(b), even though the company failed to notify the proponent of a curable defect within 14 days of receiving the proposal, as long as the company subsequently provided notice of the defect to the proponent and allowed the proponent a seven-day period in which to cure the defect. See France Growth Fund Inc. (April 6, 2001).

II. The Proposal Is Beyond UAL's Power to Effectuate and Its Implementation Would Result in Violation of Federal Law, and, Therefore, may be Excluded under Rule 14a-8(i)(6) and (i)(2)

The proposal recommends that the UAL Board of Directors ("UAL Board") amend and restate the Restated Certificate of Incorporation of UAL Corporation ("UAL Charter"), the relevant sections of which are attached as Exhibit D, to provide that individual owners of Class P ESOP Voting Junior Preferred Stock (eligible United pilots), Class M ESOP Voting Junior Preferred Stock (eligible United International Association of Machinists ("IAM")-represented employees) and Class S ESOP Voting Junior Preferred Stock (eligible United salaried and management employees) acquire an equitable right to nominate and elect their respective representative Directors by majority vote.

The United Master Executive Council ("MEC"), the Air Line Pilots Association's ("ALPA's") representative governing body for United pilots, is the sole holder of the one outstanding share of Class Pilot MEC Junior Preferred Stock, the principal purpose of which class, as established by the UAL Charter (Article FOURTH, Part VII, Section 8), is to create the right to elect one member of the UAL Board on behalf of United Pilots ("ALPA Director"). The IAM is the sole holder of the one outstanding share of Class IAM Junior Preferred Stock, the principal purpose of which class, as established by the UAL Charter (Article FOURTH, Part VIII, Section 8), is to create the right to elect one member of the UAL Board on behalf of United IAM represented employees ("IAM Director"). The Salaried/Management Employee Director ("SAM Director") and a designated senior officer of United are the sole holders of the ten outstanding shares of Class SAM Junior Preferred Stock, the principal purpose of which class, as established by the UAL Charter (Article FOURTH, Part IX, Section 8), is to create the right to elect one member of the UAL Board on behalf of United salaried and management employees, the SAM Director. The UAL Charter (Article FOURTH, Part VII, Section 1.2) specifically provides that Class MEC Junior Preferred Stock, Class IAM Junior Preferred Stock and Class SAM Junior Preferred Stock may only be issued to the United MEC, the IAM, and the SAM Director and a designated senior officer of United, respectively (Article FOURTH, Part VII, Section 1.2; Article FOURTH, Part VIII, Section 1.2; and Article FOURTH, Part IX, Section 1.2 respectively). Class P, M and S Voting Junior Preferred Stock generally votes with holders of UAL common stock on all matters submitted for a vote of UAL stockholders, except that they carry no right to vote for any member of the UAL Board.

Because, as required by Section 151 of the Delaware General Corporation Law ("DGCL"), the rights of the holders of Class MEC Junior Preferred Stock, Class IAM Junior Preferred Stock and Class SAM Junior Preferred Stock to elect the ALPA Director, the IAM

Director and the SAM Director, respectively, are specified in the UAL Charter, the United MEC, the IAM, and the SAM Director and a designated senior officer of United may only be divested of this right and the holders of Class P, M and S Voting Junior Preferred Stock may succeed to this right only pursuant to an amendment to the UAL Charter adopted by the UAL Board and approved by UAL stockholders in the manner specified in Section 242 of the DGCL and in the UAL Charter. In addition, a class vote on the part of the United MEC, the IAM, and the SAM Director and a designated senior officer of United as the holders of the Class MEC Junior Preferred Stock, Class IAM Junior Preferred Stock and Class SAM Junior Preferred Stock, respectively, on the matter, would be required for such an amendment under Section 242(b)(2) of the DGCL because the amendment would affect the voting rights of such classes adversely.

Because UAL could not lawfully implement the proposal without an amendment to the UAL Charter, and noting particularly that such an amendment itself cannot be adopted without the support of the United MEC, the IAM, and the SAM Director and a designated senior officer of United, the proposal is beyond UAL's power to effectuate as provided in Rule 14a-8(i)(6). For the same reason, UAL would violate the DGCL if it implemented the proposal without such a charter amendment as provided in Rule 14a-8(i)(2). See, e.g., Avondale Industries, Inc. (February 28, 1995).

In addition, the direct vote of the beneficial owners of the Class P, M and S ESOP Voting Junior Preferred Stock would be prohibited by the ESOP which requires the trustee to exercise the voting rights assigned to the ESOP stock. The trustee would be violating the ESOP and its fiduciary duties, and thus, the Employee Retirement Income Security Act of 1974, if it ceded this right to beneficial owners of the Class P, M and S ESOP Voting Junior Preferred Stock. Accordingly, this component of the proposal is also beyond UAL's power to effectuate, and its implementation would result in a violation of federal law, as contemplated by Rules 14a-8(i)(6) and (i)(2), respectively.

III. The Supporting Statement is Contrary to Rule 14a-9 Prohibiting Materially False or Misleading Statements in Proxy Solicitation Materials and, Therefore, the Proposal may be Excluded under Rule 14a-8(i)(3).

The supporting statement omits to state that an amendment to the UAL Charter is possible only with a class vote of the United MEC, the IAM, and the SAM Director and a designated senior officer of United as beneficial owners of Class P, M and S ESOP Voting Junior Preferred Stock, respectively. Further, the proposal and the supporting statement suggest that, if the proposal is adopted, the beneficial owners of Class P, M and S ESOP Voting Junior Preferred Stock would have the right to elect a board member directly, and omit to state that all voting rights associated with the Class P, M and S ESOP Voting Junior Preferred Stock are vested in the ESOP Trustee, which would have the power to disregard the voting instructions of participants under certain circumstances. These statements and omissions render the proposal and the supporting statement materially false and misleading, and therefore excludable from UAL's 2002 Proxy pursuant to Rule 14a-8(i)(3).

IV. The Proposal Relates to a Personal Interest of the Proponent Which Is Not Shared by the Other Shareholders at Large and, Therefore, may be Excluded under Rule 14a-8(i)(4).

The relative rights accruing to the Class MEC, IAM and SAM Junior Preferred Stock and the Class P, M and S ESOP Voting Junior Preferred Stock were established as part of a broad transaction that included wage and benefit reductions and work rule changes for United employees, the establishment of the ESOP and a recapitalization of UAL (the "Transaction"). The structure of the Transaction and the allocation of the various rights and responsibilities arising there from were bargained for on behalf of United pilots and IAM-represented employees (including the Proponent) by the United MEC and the IAM, respectively, as their collective bargaining representative. As the result of the Transaction, the holders of common stock, the only class of UAL voting stock that is registered pursuant to Section 12 of the Exchange Act, were allocated the right to elect five of the twelve members of the UAL Board, known as "Public Directors." Four other categories of directors were also created, including three directors elected respectively by representatives of each of the three United employee groups that participate in the ESOP (collectively, the "Employee Directors").

Three new classes of stock were created to facilitate the election of the Employee Directors including Class MEC, IAM and SAM Junior Preferred Stock. The Class MEC and IAM Junior Preferred Stock that serve to elect the director for the pilots and the IAM-represented employees, respectively, is held by the unions. The director (the SAM Director) for the third employee group, the non-unionized U.S. employees of United, is nominated by an internal employee body called the "System Roundtable" and elected by Class SAM Junior Preferred Stock held by the SAM Director and a designated senior officer of United. Thus, none of the Employee Directors are elected directly by United employees. The holders of common stock do not vote on the election of directors in any of these three categories, and the holders of the three categories of stock do not vote on any directors outside their respective category. Thus, the issue of whether the right to elect the Employee Directors is held by the employees directly or their respective representatives is not an issue that is shared by security holders at large for purposes of Rule 14a-8(i)(4). In fact, the issue of whether the right to elect the ALPA Director and the SAM Director is held by the pilots and the management and salaried employees on the one hand or their respective representatives on the other hand is not even an issue that is shared by the Proponent (an IAM-represented employee).

We believe that the proposal relates to a dispute between the Proponent and the IAM. If the Proponent wants to pursue this issue, he should do so through the established union processes for resolving disputes between the union and its members. To do otherwise subverts the role of the union as collective bargaining representative. Also, in light of the effective veto that the United MEC, the IAM, and the SAM Director and designated senior officer of United would have over any reallocation of the right to elect the respective Employee Directors, it would be irresponsible as well as a waste of precious time and resources to present this issue for a vote by stockholders unless and until the Proponent can convince the United MEC, the IAM, and the SAM Director and designated senior officer of United to acquiesce. For these reasons, I believe the proposal may be omitted from UAL's 2002 Proxy pursuant to Rule 14a-8(i)(4).

V. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the proposal is omitted from our 2002 Proxy. To the extent that the reasons set forth in this letter are based on matters of law, this letter also constitutes an opinion of counsel pursuant to Rule 14a-8(j)(2)(iii).

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the proposal from our 2002 Proxy, please contact me at (847) 700-5727 or Rick Toman at (847) 700-6228. We may also be reached by facsimile at (847) 700-4683 and would appreciate it if you would send your response to us by facsimile to that number.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,

Christine S. Grawemeyer

Christine S. Grawemeyer
Senior Counsel

Enclosures

EXHIBIT A

TAD

FRANCESCA M. MAHER

OCT 17 2001

SENIOR V.P. GENERAL
COUNSEL AND SECRETARY

Francesca M. Maher
Secretary, UAL Corporation
P.O. Box 66919
Chicago, Illinois 60666

October 9, 2001

Dear Ms. Maher,

Please accept the following submission for a proposal to the 2002 proxy statement for UAL Corp. I am a United Airlines Mechanic. I own over 325 shares of Class M ESOP Voting Junior Preferred Stock. Additionally, I intend to continue to hold the shares throughout all of 2002 and will attend the 2002 UAL Corp. Stockholders meeting.

PROPOSAL:

It is recommended that the Board of Directors amend and restate the UAL charter to provide that all individual owners of Class P, M, and S ESOP Voting Junior Preferred Stock acquire the equitable right to nominate and elect their respective representative Director by majority vote.

SUPPORTIVE STATEMENT:

Currently the owners of Class P, M, and S ESOP Voting Junior Preferred Stock, (current, and former Pilots, Mechanics, and Salaried/Management employees) are restricted from nominating and electing their own Board Representative. Despite owning millions of UAL Corp. shares, this right is given to 4 beneficial owners who together own just 5 shares. Since the inception of the ESOP Junior Preferred Stockholders have gone without this crucial right afforded to virtually every stockholder of corporate shares in America. All stakeholders must have this basic right which supports the very foundation of democratic corporate governance. In short, "every shareholder should have the right to nominate and elect the Board Director of their choice." Now is the time to value and hear the voices of all shareholders.

Sincerely,

David Frizzell

David Frizzell
318 Gordon Ave
San Jose, CA 95127

EXHIBIT B

UAL CORPORATION

October 26, 2001

Certified Mail (return receipt requested)
Mr. David Frizzell
318 Gordon Avenue
San Jose, CA 95127

Re: Your shareholder proposal dated October 9, 2001

Dear Mr. Frizzell:

On October 17, 2001, we received your letter to Ms. Maher, dated October 9, 2001, setting forth the text of a shareholder proposal and requesting us to include it in the proxy statement for UAL Corporation's 2002 annual meeting of shareholders.

Section 14(a) of the Securities Exchange Act of 1934 ("Exchange Act") governs solicitations of proxies in respect of securities registered pursuant to Section 12 of the Exchange Act. Pursuant to Section 14(a) of the Exchange Act, the Securities and Exchange Commission ("SEC") has adopted rules regarding the solicitation of proxies, including rules regarding shareholder proposals. The SEC's Rule 14a-2 states that the proxy rules, including the rule governing shareholder proposals (Rule 14a-8), applies only to solicitations of proxies with respect to securities registered pursuant to Section 12 of the Exchange Act. It is therefore our position that in order to have standing to submit a shareholder proposal governed by Rule 14a-8, you would need to be a shareholder of securities registered pursuant to Section 12 of the Exchange Act.

The shares of Class M ESOP Voting Junior Preferred Stock, which your letter states that you own beneficially, are held of record by the ESOP Trustee and are not registered pursuant to Section 12 of the Exchange Act. Accordingly, we do not believe that you meet the requirements necessary to submit a shareholder proposal covered by the SEC's Rule 14a-8, and we therefore do not intend to include your shareholder proposal in our 2002 proxy statement.

If, however, you can establish that you own shares of common stock of UAL Corporation, you are eligible to submit a shareholder proposal if you meet certain requirements set forth in Rule 14a-8. In order to be eligible to submit a shareholder proposal you must have continuously held at least $2,000 in market value of UAL Corporation's common stock for at least one year by the date that you submitted your proposal, and you must continue to hold those securities through the date of UAL Corporation's annual meeting of shareholders. To demonstrate that you meet these requirements, you should submit a written statement from your broker verifying that, at the time you submitted your proposal, you had owned such shares continuously for at least one year. In addition, you must provide us with a written statement that you intend to hold the shares from the date of your proposal through the date of UAL Corporation's 2002 annual meeting of shareholders.

In order to comply with Rule 14a-8, you must send a response to this request for additional information by means of a letter postmarked no later than the 14th day after you receive this letter, or by sending us an electronic transmission by no later than that date at (847) 700-4683.

Please note that compliance with the eligibility requirements of Rule 14a-8 does not ensure that your proposal will be included in UAL Corporation's 2002 proxy statement. We believe that your proposal is also subject to exclusion from our proxy statement based on certain substantive requirements contained in Rule 14a-8, which we will raise with the SEC, with a copy to you, at the appropriate time.

Sincerely,

Christine S. Grawemeyer

Christine Grawemeyer
Senior Counsel

EXHIBIT C

UAL CORPORATION

November 7, 2001

Certified Mail (return receipt requested)
Mr. David Frizzell
318 Gordon Avenue
San Jose, CA 95127

Re: Your shareholder proposal dated October 9, 2001

Dear Mr. Frizzell:

As we indicated in our October 26, 2001 letter to you (copy attached), we believe that your shareholder proposal is subject to exclusion from our proxy statement based on certain substantive requirements contained in Rule 14(a) of the Securities Exchange Act of 1934.

A similar shareholder proposal was received by the Company in 1995 to transfer the right to elect the pilot Employee Director from Class Pilot MEC Junior Preferred Stock to Class P ESOP Voting Junior Preferred Stock. In the Company's Request for No Action Letter to the SEC, it raised numerous substantive deficiencies. Ultimately, the SEC issued a No Action Letter based on Rule 14a-8(c)(4) without even addressing the alternative bases for omission. (A No Action Letter states that the SEC will not recommend enforcement action against a company if it omits the shareholder proposal from its proxy statement.)

Rule 14a-8(c)(4) provides that a company may exclude a proposal if it is designed to result in a benefit to you, or further a personal interest, which is not shared by the other shareholders at large. The Company successfully argued that (1) the relative rights of the Class P ESOP Voting Junior Preferred Stock and the Class Pilot MEC Junior Preferred Stock were established as part of a broad transaction that included wage and benefit reductions and work rule changes for United employees, the establishment of the ESOP and the recapitalization of UAL; (2) the structure of the transaction and the allocation of various rights and responsibilities arising there from were bargained for by the respective employee groups, including the right to elect the Employee Directors; (3) the holders of Common Stock do not currently, nor would they under the proposal, elect any of the Employee Directors; and, therefore, (4) the issue of whether the right to elect the pilot Employee Director is held by the holders of ESOP Voting Junior Preferred Stock or the MEC is not an issue that is shared by security holders at large for purposes of Rule 14a-8(c)(4) but rather is an issue between the pilots and the MEC. We believe that this argument can be expanded to include Class M and S ESOP Voting Junior Preferred Stock.

Location: Elk Grove Township, Illinois · P.O. Box 66919 · Chicago, Illinois 60666 · (708) 952-4000

A copy of the 1995 shareholder proposal, the Company's Request for No Action Letter to the SEC and the SEC No Action Letter are attached for your review.

Based on the above, we respectfully request that you consider withdrawing your shareholder proposal in order to preclude the need for the Company to go through the costly and time-consuming process of submitting a Request for No Action Letter to the SEC which we feel the SEC will issue consistent with its previously issued letter. We will be contacting you in the near future to discuss this matter further.

Sincerely,

Christine Grawemeyer

Christine Grawemeyer
Senior Counsel

7927 Amalfi Way
Fair Oaks. CA 95628
December 13. 1995

Secretary of the Corporation. Francesca M. Maher
UAL Corporation
P.O. Box 66919
Chicago, IL 60666

Dear Ms. Maher,

I intend to submit a proposal for shareholder consideration at the next Annual Meeting of Stockholders in 1996.

I am owner of 68.1462 shares of Pilot's ESOP Stock, held in trust (acquired during the 1994 ESOP allocation); 60.376 shares of UAL stock, held in the Employee Stock Purchase Plan (acquired by monthly payroll deduction from 1991 through 9/30/95); and 42 equivalent shares, held in the Pilot's Directed Account Plan Trust (acquired 9/27/94). I do not intend to dispose of any of these shares during the remainder of 1995, or during 1996.

I request that the following proposal be published in the proxy materials prior to the next meeting:

(To be voted upon by all shareholders)
RESOLVED. That the stockholders of United Airlines Corp., assembled in Annual Meeting in person and by proxy, upon affirmative vote by holders of the Pilot's ESOP Preferred Stock. transfer the right to elect the pilot's Employee Director to the United Airlines Board of Directors (UAL-BOD) from Class Pilot MEC Preferred Stock to shareholders of the Pilot's ESOP Preferred Stock. Administrative procedures for the periodic vote and election of the Pilots' BOD member by direct vote of the pilots shall be established by the UAL-ALPA MEC.

(To be voted on by holders of Pilot's ESOP Preferred Stock)
RESOLVED. That the holders of Pilot's ESOP Preferred Stock establish their right to directly elect their representative to the UAL-BOD.

REASONS. The pilot group contributed approximately 25% in pay and benefits to join with other employee groups to purchase 55% of UAL shares. As part of the ESOP, the three main participating employee groups (ALPA, IAM, and Salaried/Management groups) were each provided with

Board of Directors representation. The ESOP governance documents provide that the Pilots' BOD member shall be designated by the UAL-ALPA MEC through a single share of "MEC" preferred stock. Many pilots feel that it was through their individual contributions that the pilots now have Board of Directors representation, yet those same pilots have never had the opportunity to voice their desires regarding the election of that representative. Acceptance by the shareholders of the first resolution will allow the pilot group to vote on whether they desire to directly elect their own BOD member.

Two votes are required on this issue. The first vote must be taken by shareholders-at-large to allow holders of ESOP stock limited voting rights involving the election of their respective BOD member. Another vote must be taken among holders of Pilot's ESOP Stock to determine if the majority actually want to exercise a right to directly elect their BOD member.

If further information is required, you may contact me by mail at my address, or by phone at (916) 965-0224. Your assistance in this matter is greatly appreciated.

Sincerely,

L Harris

Lawrence Harris

cc: UAL-ALPA MEC (Harlow Osteboe)

UAL CORPORATION

Rule 14a-8 (c) (2)
(c) (3)
(c) (4)
(c) (6)

December 27, 1995

VIA AIR COURIER

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington, DC 20549

Re: Stockholder Proposal Submitted by Lawrence Harris for inclusion in UAL Corporation's 1996 Proxy Statement

Ladies and Gentlemen:

UAL Corporation, a Delaware corporation ("UAL" or the "Company"), in accordance with Rule 14a-8(d) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby files six copies of the following:

1. A letter received by the Company from Mr. Lawrence Harris (the "Proponent"), dated December 13, 1995 and received by the Company on December 18, 1995 (the last day for submission of stockholder proposals for the Company's 1996 annual meeting), which sets forth the Proponent's proposal (the "Proposal") and supporting statement (the "Supporting Statement") for inclusion in the Company's proxy statement for its 1996 annual meeting of stockholders (the "1996 Proxy Statement");

2. This letter, which includes a statement of the reasons why the Company deems the omission of the Proposal to be proper;

3. A letter dated December 27, 1995 from Harlow B. Osteboe, Chairman of the United Airlines Pilots Master Executive Council, Air Line Pilots Association ("United MEC"), concerning certain of the matters raised in this letter; and

4. The sections of the UAL Restated Certificate of Incorporation (the "UAL Charter") referred to in the discussion below.

It is our belief that the Proposal may properly be omitted from the 1996 Proxy Statement pursuant to Rules 14a-8(c)(2), (c)(3), (c)(4) and (c)(6) under the Exchange Act. Accordingly, we wish to inform the staff (the "Staff") of the Securities and Exchange Commission (the

"Commission") (and by a copy of this letter, the Proponent) of this intended omission and to explain the reasons for our position. The Company anticipates that its 1996 annual meeting of stockholders will be held on April 24, 1996, that preliminary proxy materials will be filed with the Commission during the first week in March, 1996, and that definitive copies of the 1996 Proxy Statement will be filed with the Commission on approximately March 20, 1996. In light of the shortness of time to complete our proxy materials, your expeditious processing of the letter will be most appreciated. To the extent that the matters set forth in this letter are based on matters of law, this letter also constitutes an opinion of counsel in accordance with Rule 14a-8(d)(4).

A. Rules 14a-8(c)(2) and (c)(6). The Proponent is employed by United Airlines ("United"), the Company's principal subsidiary, as a pilot. As such, he is a participant in the UAL Corporation Employee Stock Ownership Plan (the "ESOP") and the beneficial owner of the Class P ESOP Voting Junior Preferred Stock ("Class P ESOP Stock") (among other shares of UAL stock), the ESOP voting stock issued exclusively for the benefit of current and former United pilots. Record ownership of, and the right to vote, the Class P ESOP Stock is held by State Street Bank and Trust Company, as Trustee under the ESOP (the "Trustee"). Confidential pass-through voting rights are provided to ESOP participants and the Trustee is obligated to vote in accordance with the participants' instructions, unless the Trustee concludes that to do so would violate the terms of the ESOP or its fiduciary responsibilities under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Class P ESOP Stock generally votes with UAL Common Stock, $.01 par value ("Common Stock"), on all matters submitted for a vote of UAL stockholders, except that it carries no right to vote for any member of the Board of Directors of the Company (the "UAL Board").

The Proponent also is a member of the union that represents United pilots, the Air Line Pilots Association, International ("ALPA"). The ALPA representative governing body for United pilots is the United MEC, consisting of a total of thirty members elected by and from each of ten local councils (three per council). The Proponent does not serve on the United MEC.

The United MEC is the sole holder of the one outstanding share of Class Pilot MEC Junior Preferred Stock of UAL ("Class MEC Stock"), the principal purpose of which class, as established by the UAL Charter (Article FOURTH, Part VII, Section 8), is to create the right to elect one member of the UAL Board on behalf of United pilots (the "ALPA Director"). The UAL Charter (Article FOURTH, Part VII, Section 1.2) specifically provides that the Class MEC Stock may be issued only to the United MEC or its duly authorized agent, and any purported transfer to anyone else will result in the automatic redemption of such share at a price of one cent. Thus, the UAL Charter clearly provides that the sole right to elect the ALPA Director is vested in the holder of the Class MEC Stock, and that such holder must be the United MEC. The Proposal consists of two resolutions. The first resolution, to be voted on by all UAL stockholders, essentially provides that, upon the approval of the holders of "the Pilot's ESOP

Preferred Stock," the UAL stockholders will transfer the right to elect the ALPA Director from the Class Pilot MEC Preferred Stock to the holders of the "Pilot's ESOP Preferred Stock". The first resolution also states that "procedures for the periodic vote and election of the [ALPA Director] by direct vote of the pilots shall be established by the [United MEC]." The second resolution, calling for a class vote of the holders of Class P ESOP Stock, purports to establish the right of such holders to vote directly for the ALPA Director. For purposes of this letter it is assumed that the Proponent's reference to the "Pilot's ESOP Preferred Stock" is to the Class P ESOP Stock, as this is the only class of ESOP stock beneficially owned exclusively by pilots.

Because, as required by Section 151 of the Delaware General Corporation Law (the "DGCL"), the right of the holder of the Class MEC Stock to elect the ALPA Director is specified in the UAL Charter, the United MEC may be divested of this right and the holder(s) of the Class P ESOP Stock may succeed to this right only pursuant to an amendment to the UAL Charter approved by the UAL Board and UAL stockholders in the manner specified in Section 242 of the DGCL and in the UAL Charter. The Proposal does not even suggest an amendment to the UAL Charter, nor does it contemplate a class vote on the part of the United MEC as the holder of the Class MEC Stock on the matter, which would be required for such an amendment under Section 242(b)(2) of the DGCL because the amendment would affect the voting rights of such class adversely. Indeed, the attached letter from the United MEC indicates that the procedures to elect the ALPA Director recently were considered by the United MEC (see discussion below). In such letter the Chairman of the United MEC also indicates that, in light of these procedures, he believes there is no realistic possibility at this time that the United MEC would vote to change the manner by which the ALPA Director is elected as contemplated by the Proposal.

Because UAL could not lawfully implement the Proposal without an amendment to the UAL Charter, and noting particularly that such an amendment itself cannot be adopted without the support of the United MEC in light of its class vote rights, the Proposal is beyond UAL's power to effectuate as provided in Rule 14a-8(c)(6). For the same reason, UAL would violate the DGCL if it implemented the Proposal without such a charter amendment, as provided in Rule 14a-8(c)(2). See, e.g., Avondale Industries, Inc., SEC No-Action Letter, 1995 WL 82754 (February 28, 1995).

In addition, the second sentence of the first resolution included in the Proposal purports to require the United MEC to take certain action if the Proposal is approved, and UAL has no legal power or right over the actions of the United MEC.[1] Further, the action that the United MEC is supposed to undertake, to establish procedures for the "direct vote of the pilots," would be prohibited by the ESOP documents, which require the Trustee to exercise the voting rights

[1] Indeed, for the Company to do so would offend a fundamental principle of the Railway Labor Act, the federal statute that governs the labor relationship between air carrier employers and their employees. That statute contains a number of specific prohibitions on air carrier conduct (see generally, 45 U.S.C. Sections 151a, 152 and 156) designed to ensure that the air carrier avoids interference in the interaction between a union and its company employee members.

assigned to the ESOP stock. The Trustee would be violating the ESOP and its fiduciary duties, and thus, ERISA, if it ceded this right to the pilots directly. Accordingly, this component of the Proposal also is beyond UAL's power to effectuate, and its implementation would result in a violation of federal law, as contemplated by Rules 14a-8(c)(6) and (c)(2).

B. Rule 14a-8(c)(3). The Supporting Statement states that only two votes are required on the Proposal, one of the shareholders at large and the other of the Class P ESOP Stock. The Supporting Statement omits to state that an amendment to the UAL Charter is required to effectuate the Proposal, and that such an amendment is possible only with a class vote of the United MEC as the holder of the Class MEC Stock. Further, the Proposal and the Supporting Statement suggest that if the Proposal is adopted, pilots would have the right to elect a Board member directly, and omit to state that all voting rights associated with the Class P ESOP Stock are vested in the Trustee, which would have the power to disregard the voting instructions of participants under certain circumstances. These statements and omissions render the Proposal and Supporting Statement materially false and misleading, and therefore excludable from the 1996 Proxy Statement pursuant to Rule 14a-8(c)(3).

C. Rule 14a-8(c)(4). The relative rights accruing to the Class MEC Stock and the Class P ESOP Stock were established as part of a broad transaction that included wage and benefit reductions and work rule changes for United employees, the establishment of the ESOP and a recapitalization of UAL (the "Transaction"). The structure of the Transaction and the allocation of the various rights and responsibilities arising therefrom were bargained for on behalf of United pilots, including the Proponent, by the United MEC as their collective bargaining representative. As the result of the Transaction, the holders of Common Stock, the only class of UAL voting stock that is registered pursuant to Section 12 of the Exchange Act, were allocated the right to elect five of the twelve members of the UAL Board, known as the "Public Directors." Four other categories of directors also were created, three of which, consisting of one director each (collectively, the "Employee Directors"), are filled by persons elected by representatives of the three United employee groups that participate in the ESOP.

Four new classes of stock were created to facilitate the election of directors in each of these categories, including the Class MEC Stock. As with the pilots, the stock that serves to elect the director for the employees represented by the International Association of Machinists and Aerospace Workers is held by the union. The director (the "SAM Director") for the third employee group, the nonunionized U.S. employees of United, is nominated by an internal employee body called the "System Roundtable" and elected by a class of stock held by the SAM Director and a senior officer of United. Thus, none of the Employee Directors are elected directly by United employees. The holders of Common Stock do not vote on the election of directors in any of these four categories, and the holders of the four categories of stock do not vote on any directors outside their respective individual categories. Thus, the issue of whether the right to elect the ALPA Director is held by the holder of the Class P ESOP Stock or the pilots, on the one hand, or the United MEC, on the other hand, is not an issue that is shared by security holders at large for purposes of Rule 14a-8(c)(4).

Indeed, the principal focus of the Proposal, the manner in which the ALPA Director is elected, has been reviewed on several occasions within the union itself. As indicated in the enclosed letter from the United MEC, a variety of procedures for the election of the ALPA Director were reviewed within ALPA in structuring the Transaction. At that time, a "direct vote of pilots" procedure was considered, but ultimately rejected, in favor of the current United MEC procedure. This summer, following the conclusion of a United MEC committee study on the procedures for electing the ALPA Director and after considerable debate, the United MEC ultimately voted to preserve the current voting structure and embodied that position in its Policy Manual. These procedures can be changed only with a two-thirds vote of the members of the United MEC.

The Proponent as much as acknowledges the propriety of the union forum to address this issue in his Proposal by preserving the United MEC control over the proposed process for direct election of the ALPA Director, notwithstanding the proposed divestment of the United MEC's right to cast the vote. Furthermore, ALPA has advised the Company that the Proponent is already raising this issue through his San Francisco local council. According to a publication from that council, a pilot named Larry Harris, presumably the Proponent, introduced a resolution to the effect of the Proposal at its most recent meeting. According to the United MEC, that resolution will now be addressed at the next council meeting under ALPA's normal procedures.

It is clear that the Proposal relates to a dispute between the Proponent and the United MEC. If the Proponent wants to pursue this issue, he should do so through the established union processes for resolving disputes between the union and its members. To do otherwise, particularly by attempting to involve his employer in matters that at their heart are uniquely union issues, subverts the role of the union as the collective bargaining representative for all pilots employed by United. Also, in light of the effective veto that the United MEC would have over any reallocation of the right to elect the ALPA Director, it would be irresponsible, as well as a waste of precious time and resources, to present this issue for a general vote of common and other stockholders unless and until the Proponent can convince the United MEC to change its position on this issue. Finally, the only practical way to issue the mandate to the United MEC in the second sentence of the first resolution of the Proposal is for the Proponent to utilize the democratic processes within ALPA to build a consensus on the issue. For these reasons, we believe the Proposal may be omitted from the 1996 Proxy Statement under Rule 14a-8(c)(4).

For the foregoing reasons, it is our belief that the Company may omit the Proposal from the 1996 Proxy Statement under Rules 14a-8(c)(2), (c)(3), (c)(4) and (c)(6). This letter does not address, and should not be interpreted to foreclose, any other grounds for excluding the Proposal from the 1996 Proxy Statement pursuant to these or any other provisions of Rule 14a-8.

I therefore hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 1996 Proxy Statement. Should the Staff disagree with my conclusions in this letter regarding the omission of the Proposal or should any additional information be desired in support of the Company's position. I would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8(c)(2), (c)(3), (c)(4) or (c)(6) response. If you have any questions regarding any aspect of this request, please feel free to call collect the undersigned, at (708) 952-6250, or Christine Grawemeyer of this office, at (708) 952-5727.

Please acknowledge receipt of this letter and its enclosures by stamping the receipt copy of this letter and returning it in the self-addressed, stamped envelope.

Very truly yours,

Francesca M. Maher
Vice President-Law and
Corporate Secretary

Enclosure
cc: Mr. Lawrence Harris (w/o enclosures)
Ms. Christine Grawemeyer

J:\BOARD\HARRSPRO.DOC
12/27/95 4:29 PM

SEC LETTER

1934 Act / -- s / Rule 14A-8

February 12, 1996

Publicly Available February 12, 1996

Re: UAL Corporation (the "Company")
Incoming letters dated December 27, 1995 and January 19, 1996

The proposal requests that the right to elect the one member of the Company's board of directors who represents the pilots of United Airlines, the Company's principal subsidiary, be transferred from United MEC, the representative governing body of the Air Line Pilots Association, to the pilot shareholders of Class P ESOP Junior Voting Preferred Stock.

There appears to be some basis for your view that the proposal relates to a personal interest which is not shared with other security holders at large. Accordingly, the Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance on rule 14a-8(c)(4). In reaching a position, the staff has not found i necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Stephanie D. Marks
Attorney Advisor

ENCLOSURE

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDERS PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether o not it may be appropriate in a particular matter to recommend enforcement actio to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company i support of its intention to exclude the proposals from the Company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(d) does not specifically provide for any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commissions no-action responses t rule 14a-8(d) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy material. Accordingly, a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material. The Commission staff's role in the shareholder process is explained further in this statement of the Division's Informal Procedures for Shareholder Proposals.

Securities and Exchange Commission (S.E.C.)
1996 WL 61629 (S.E.C. No - Action Letter)
END OF DOCUMENT

EXHIBIT D

PART VII

CLASS PILOT MEC JUNIOR PREFERRED STOCK

Unless otherwise indicated, any reference in this Article FOURTH, Part VII to "Section", "Subsection", "paragraph", "subparagraph" or "clause" shall refer to a Section, Subsection, paragraph, subparagraph or clause of this Article FOURTH, Part VII.

SECTION 1. *Number of Shares; Designation; Issuance; Restrictions on Transfer.*

1.1 The Class Pilot MEC Junior Preferred Stock of the Corporation (the "Class Pilot MEC Preferred Stock") shall consist of one (1) share, par value $0.01.

1.2 The share of Class Pilot MEC Preferred Stock shall be issued only to (i) the United Airlines Pilots Master Executive Council of the Air Line Pilots Association, International ("ALPA") pursuant to ALPA's authority as the collective bargaining representative for the crafts or class of pilots employed by United Air Lines, Inc. (the "MEC") or (ii) a duly authorized agent acting for the benefit of the MEC. Any purported sale, transfer, pledge or other disposition (hereinafter a "transfer") of the share of Class Pilot MEC Preferred Stock to any person, other than a successor to the MEC or a duly authorized agent acting for the benefit of such successor, shall be null and void and of no force and effect. Upon any purported transfer of the share of Class Pilot MEC Preferred Stock by the holder thereof other than as expressly permitted above, and without any further action by the Corporation or such holder, such share shall, to the extent of funds legally available therefor and subject to the other provisions of this Restated Certificate, be automatically redeemed by the Corporation in accordance with Section 9 hereof, and thereupon such share shall no longer be deemed outstanding, and neither such holder nor any purported transferee thereof shall have in respect thereof any of the voting powers, preferences or relative, participating, optional or special rights ascribed to the share of Class Pilot MEC Preferred Stock hereunder, but rather such holder thereafter shall only be entitled to receive the amount payable upon redemption in accordance with Section 9. The certificate representing the share of Class Pilot MEC Preferred Stock shall be legended to reflect the restrictions on transfer and automatic redemption provided for herein.

SECTION 2. *Definitions.* For purposes of the Class Pilot MEC Preferred Stock, the following terms shall have the meanings indicated:

2.1 *"Affiliate"* shall have the meaning defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or any successor thereto.

2.2 *"ALPA Termination Date"* shall have the meaning set forth in Section 8 hereof.

2.3 *"Board of Directors"* shall mean the board of directors of the Corporation or any committee thereof authorized by such board of directors to perform any of its responsibilities with respect to the Class Pilot MEC Preferred Stock.

2.4 *"Business Day"* shall mean any day other than a Saturday, Sunday or a day on which state or federally chartered banking institutions in New York, New York are not required to be open.

2.5 *"Class I Preferred Stock"* shall mean the Class I Junior Preferred Stock, par value $0.01 per share, of the Corporation.

2.6 *"Class IAM Preferred Stock"* shall mean the Class IAM Junior Preferred Stock, par value $0.01 per share, of the Corporation.

2.7 *"Class M Voting Preferred Stock"* shall mean the Class M ESOP Voting Junior Preferred Stock, par value $0.01 per share, of the Corporation.

2.8 *"Class P Voting Preferred Stock"* shall mean the Class P ESOP Voting Junior Preferred Stock, par value $0.01 per share, of the Corporation.

2.9 *"Class Pilot MEC Preferred Stock"* shall have the meaning set forth in Section 1 hereof.

2.10 *"Class S Voting Preferred Stock"* shall mean the Class S ESOP Voting Junior Preferred Stock, par value $0.01 per share, of the Corporation.

2.11 *"Class SAM Preferred Stock"* shall mean the Class SAM Junior Preferred Stock, par value $0.01 per share, of the Corporation.

2.12 *"Common Stock"* shall mean the common stock, par value $0.01 per share, of the Corporation.

2.13 *"Director Preferred Stocks"* shall mean, collectively, the Class I Preferred Stock, the Class IAM Preferred Stock, the Class Pilot MEC Preferred Stock and the Class SAM Preferred Stock.

2.14 *"ESOP Convertible Preferred Stocks"* shall mean, collectively, the Class 1 ESOP Convertible Preferred Stock and the Class 2 ESOP Convertible Preferred Stock, each of the par value of $0.01 per share, of the Corporation.

2.15 *"Issue Date"* shall mean the first date on which shares of Class Pilot MEC Preferred Stock are issued.

2.16 *"Liquidation Preference"* shall have the meaning set forth in Section 4.1 hereof.

2.17 *"Measuring Date"* shall mean that date which is the 365th day following the Issue Date.

2.18 *"Pilot Fraction"* shall mean 0.4623.

2.19 *"Restated Certificate"* shall mean the Restated Certificate of Incorporation of the Corporation, as amended from time to time.

2.20 *"Series A Preferred Stock"* shall mean the series of Serial Preferred Stock of the Corporation, without par value, designated Series A Convertible Preferred Stock in Article FOURTH, Part I.A of this Restated Certificate.

2.21 *"Series B Preferred Stock"* shall mean the series of Serial Preferred Stock of the Corporation, without par value, designated Series B Preferred Stock in Article FOURTH, Part I.B of this Restated Certificate.

2.22 *"Series C Preferred Stock"* shall mean the series of Serial Preferred Stock of the Corporation, without par value, designated Series C Junior Participating Preferred Stock in Article FOURTH, Part I.C of this Restated Certificate.

2.23 *"Series D Preferred Stock"* shall mean the series of Serial Preferred Stock of the Corporation, without par value, designated Series D Redeemable Preferred Stock in Article FOURTH, Part I.D of this Restated Certificate.

2.24 *[Reserved]*

2.25 *"set apart for payment"* shall be deemed to include, without any action other than the following, the recording by the Corporation in its accounting ledgers of any accounting or bookkeeping entry which indicates, pursuant to a declaration of dividends or other distribution by the Board of Directors, the allocation of funds to be so paid on any series or class of capital stock of the Corporation; *provided, however,* that if any funds for any class or series of stock of the Corporation ranking on a parity with or junior to the Class Pilot MEC Preferred Stock as to distributions upon liquidation, dissolution or winding up of the Corporation are placed in a separate account of the Corporation or delivered to a disbursing, paying or other similar agent, then "set apart for payment" with respect to the Class Pilot MEC Preferred Stock shall mean, with respect to such distributions, placing such funds in a separate account or delivering such funds to a disbursing, paying or other similar agent.

2.26 *"Termination Date"* shall have the meaning set forth in Article FIFTH, Section 1.72 of this Restated Certificate.

2.27 *"Trading Day"* shall mean any day on which the securities in question are traded on the New York Stock Exchange, Inc. (the "NYSE"), or if such securities are not listed or admitted for trading or quoted on the NYSE, on the principal national securities exchange on which such securities are listed or admitted, or if not listed or admitted for trading or quoted on any national securities exchange, on the Nasdaq National Market, or if such securities are not quoted on such National Market, in the applicable securities market in which the securities are traded.

2.28 *"Transfer Agent"* means the Corporation or such agent or agents of the Corporation as may be designated from time to time by the Board of Directors as the transfer agent for the Class Pilot MEC Preferred Stock.

2.29 *"Voting Fraction"* shall mean 0.55 with respect to votes or consents that have a record date on or prior to the Measuring Date, and a fraction that is equivalent to the Adjusted Percentage (as defined in Section 1.10 of the Agreement and Plan of Recapitalization, dated as of March 25, 1994, among the Corporation, the Air Line Pilots Association, International and International Association of Machinists and Aerospace Workers, as amended from time to time) as in effect at the close of business on the Measuring Date with respect to votes and consents that have a record date after the Measuring Date.

2.30 *"Voting Preferred Stocks"* shall mean, collectively, the Class P Voting Preferred Stock, the Class M Voting Preferred Stock and the Class S Voting Preferred Stock.

SECTION 3. *Dividends.* The holder of the share of Class Pilot MEC Preferred Stock as such shall not be entitled to receive any dividends or other distributions (except as provided in Section 4).

SECTION 4. *Payments upon Liquidation.*

4.1 In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, before any payment or distribution of the assets of the Corporation (whether capital or surplus) shall be made to or set apart for payment to the holders of any class or series of stock of the Corporation that ranks junior to the Class Pilot MEC Preferred Stock as to amounts distributable upon liquidation, dissolution or winding up of the Corporation, the holder of the share of Class Pilot MEC Preferred Stock shall be entitled to receive $0.01 per share of Class Pilot MEC Preferred Stock (the "Liquidation Preference"), but such holder shall not be entitled to any further payment. If, upon any liquidation, dissolution or winding up of the Corporation, the assets of the Corporation, or proceeds thereof, distributable to the holder of the share of Class Pilot MEC Preferred Stock shall be insufficient to pay in full the Liquidation Preference and the liquidation preference on all other shares of any class or series of stock of the Corporation that ranks on a parity with the Class Pilot MEC Preferred Stock as to amounts distributable upon liquidation, dissolution or winding up of the Corporation, then such assets, or the proceeds thereof, shall be distributed among the holders of the share of Class Pilot MEC Preferred Stock and any such other parity stock ratably in accordance with the respective amounts that would be payable on such share of Class Pilot MEC Preferred Stock and any such other parity stock if all amounts payable thereon were paid in full. For the purposes of this Section 4, (i) a consolidation or merger of the Corporation with or into one or more corporations, or (ii) a sale, lease, exchange or transfer of all or substantially all of the Corporation's assets, shall not be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary, of the Corporation.

4.2 Subject to the rights of the holders of shares of any series or class of stock ranking prior to or on a parity with the Class Pilot MEC Preferred Stock as to amounts distributable upon liquidation, dissolution or winding up of the Corporation, after payment shall have been made to the holder of the share of Class Pilot MEC Preferred Stock, as and to the fullest extent provided in this Section 4, any series or class of stock of the Corporation that ranks junior to the Class Pilot MEC Preferred Stock as to amounts distributable upon liquidation, dissolution or winding up of the Corporation, shall, subject to the respective terms and provisions (if any) applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, and the holder of the share of Class Pilot MEC Preferred Stock shall not be entitled to share therein.

SECTION 5. *Shares to be Retired.* The share of Class Pilot MEC Preferred Stock which shall have been issued and reacquired in any manner (other than redemption pursuant to Section 9.1) by the Corporation shall be retired and restored to the status of an authorized but unissued share of Class Pilot MEC Preferred Stock and, in the event of the redemption of such share pursuant to Section 9.1 hereof, shall not be reissued.

SECTION 6. *Ranking.*

6.1 Any class or series of stock of the Corporation shall be deemed to rank:

(a) prior to the Class Pilot MEC Preferred Stock as to the distribution of assets upon liquidation, dissolution or winding up, if the holders of such class or series shall be entitled to the receipt of amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holder of Class Pilot MEC Preferred Stock;

(b) on a parity with the Class Pilot MEC Preferred Stock as to the distribution of assets upon liquidation, dissolution or winding up, whether or not the liquidation prices per share thereof be different from those of the Class Pilot MEC Preferred Stock, if the holders of such class or series and the Class Pilot MEC Preferred Stock shall be entitled to the receipt of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective liquidation preferences, without preference or priority one over the other; and

(c) junior to the Class Pilot MEC Preferred Stock, as to the distribution of assets upon liquidation, dissolution or winding up, if the holder of Class Pilot MEC Preferred Stock shall be entitled to the receipt of amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of shares of such class or series.

6.2 The Series A Preferred Stock, the Series B Preferred Stock, the Series D Preferred Stock and the ESOP Convertible Preferred Stocks shall be deemed to rank prior to the Class Pilot MEC Preferred Stock as to amounts distributable upon liquidation, dissolution or winding up. The other Director Preferred Stocks and the Voting Preferred Stocks shall each be deemed to rank on a parity with the Class Pilot MEC Preferred Stock as to amounts distributable upon liquidation, dissolution or winding up. The Common Stock and the Series C Preferred Stock shall each be deemed to rank junior to the Class Pilot MEC Preferred Stock as to amounts distributable upon liquidation, dissolution or winding up.

SECTION 7. *Consolidation, Merger, etc.*

7.1 In case the Corporation enters into any consolidation, merger, share exchange or similar transaction, however named, involving the Corporation or its subsidiary, United Air Lines, Inc. ("United") (or any successor to all or substantially all the assets or business of United), pursuant to which the outstanding shares of Common Stock are to be exchanged for or changed, reclassified or converted into securities of any successor or resulting or other company (including the Corporation), or cash or other property (each of the foregoing transactions is referred to herein as a "Merger Transaction"), proper provision shall be made so that, upon consummation of such transaction, the share of Class Pilot MEC Preferred Stock shall be converted, reclassified or changed into or exchanged for preferred stock of such successor or resulting or other company having, in respect of such company, the same powers, preferences and relative, participating, optional or other special rights (including the rights provided by this Section 7), and the qualifications, limitations or restrictions thereof, that the Class Pilot MEC Preferred Stock had, in respect of the Corporation, immediately prior to such transaction; specifically including, without limitation, the right, until the ALPA Termination Date, to elect one member of the board of directors (or similar governing body) of such company.

7.2 In case the Corporation shall enter into any agreement providing for any Merger Transaction, then the Corporation shall as soon as practicable thereafter (and in any event at least fifteen (15) Business Days before consummation of such transaction) give notice of such agreement and the material terms thereof to the holder of the share of Class Pilot MEC Preferred Stock. The Corporation shall not consummate any such Merger Transaction unless all of the terms of this Section 7 and Section 8 have been complied with.

SECTION 8. *Voting.* The holder of the share of Class Pilot MEC Preferred Stock shall have the following voting rights:

8.1 Until the later of (i) the Termination Date and (ii) such time as there are no longer any persons represented by the Air Line Pilots Association, International (or any successor organization) employed by the Corporation or any of its Affiliates (the "ALPA Termination Date"), the holder of the share of Class Pilot MEC Preferred Stock shall have the right (a) voting as a separate class, to elect one Class Pilot MEC Director (as defined in Article FIFTH, Section 2.2 of this Restated Certificate) to the Board of Directors and (b) voting together as a single class with the holders of Common Stock and the holders of such other classes or series of stock that vote together with the Common Stock as a single class, to vote on all matters submitted to a vote of the holders of Common Stock of the Corporation (other than the election of Public Directors, as defined in Article FIFTH, Section 2.3), except as otherwise required by law.

8.2 Notwithstanding anything to the contrary in Section 7.1, 7.2 or 8.1, if at any time prior to the Termination Date, (x) the trustee under either (i) the UAL Corporation Employee Stock Ownership Plan (the "ESOP") or (ii) the UAL Corporation Supplemental ESOP (together with the ESOP, the "Plan") either (a) fails to solicit, in accordance with the Plan, timely instructions from Plan participants, the Committee of the ESOP (as defined in the ESOP and hereinafter referred to as the "ESOP Committee") or the Committee of the Supplemental ESOP (as defined in the Supplemental ESOP and, together with the ESOP Committee, the "Committees"), as applicable ("Instructions"), with respect to any matter referred to in clause (y) below, or (b) fails to act in accordance with such Instructions with respect to any matter referred to in clause (y) below (but only if such failure to follow such Instructions is attributable to (i) the trustee having concluded that, based upon the terms of such transaction, the trustee's fiduciary duties require the trustee to fail to follow such Instructions or (ii) the unenforceability of the provisions of the ESOP and/or the Supplemental ESOP relating to the solicitation and/or following of such Instructions); (y) either (i) but for the provisions of Subsection 8.3(a) and Article FOURTH, Part VIII, Subsection 8.3(a) and Article FOURTH, Part IX, Subsection 8.3(a) of this Restated Certificate, the vote of the stockholders of the Corporation would have been sufficient, under applicable law, stock exchange listing requirements and this Restated Certificate, as applicable, to approve the Merger Transaction or other Control Transaction (as defined in the ESOP) in question (or, if no stockholder approval would be required by this Restated Certificate, applicable stock exchange listing requirements or applicable law, the trustee enters into a binding commitment in connection with a Control Transaction or a Control Transaction is consummated) or (ii) following the Issue Date, the trustee disposes of an aggregate of 10% or more of the Common Equity (as defined in Article FIFTH, Section 1.26 of this Restated Certificate) initially represented by the ESOP Convertible Preferred Stocks other than in connection with Plan distributions; and (z) any of the following occur: (a) Instructions with respect to a matter are given, the trustee fails to follow such Instructions and such transaction would not have been approved by stockholders of the Corporation in accordance with the applicable provisions of this Restated Certificate (excluding Subsection 8.3(a) and Article FOURTH, Part VIII, Subsection 8.3(a) and Article FOURTH, Part IX, Subsection 8.3(a) of this Restated Certificate), applicable stock exchange listing requirements or applicable law if the trustee had acted in accordance with such Instructions (or, if no vote of stockholders would be required by this Restated Certificate, applicable stock exchange listing requirements or applicable law, such action by the trustee in respect of such transaction as to which Instructions were so given would not have been authorized had the trustee acted in accordance with such Instructions), (b) the trustee fails to solicit timely Instructions with respect to such matters, such transaction requires the approval of stockholders of the Corporation under applicable provisions of this Restated Certificate, applicable stock exchange listing requirements or applicable law and such approval would not have been obtained (without regard to Subsection 8.3(a) and Article FOURTH, Part VIII, Subsection 8.3(a) and Article FOURTH, Part IX, Subsection 8.3(a) of this Restated Certificate) if the trustee had voted against such transaction all of the votes entitled to be cast by such trustee as the holder of securities of the Corporation held under the Plan, or (c) the trustee fails to follow Instructions or to solicit timely Instructions with respect to such matter and no vote of stockholders of the Corporation is required by the Restated Certificate, applicable stock exchange listing requirements or applicable law to approve such transaction (an action or inaction by the trustee under clauses (x) and (z) in connection with a transaction referred to in clause (y) being referred to herein as an "Uninstructed Trustee Action"); *then*, (I) the Merger Transaction or other Control Transaction referred to in clause (y)(i) of Section 8.2 involving an Uninstructed Trustee Action, if it requires stockholder approval under applicable law, stock exchange listing requirements or this Restated Certificate, must also be approved by the vote of stockholders described in Subsection 8.3(a), and (II) from and after such Uninstructed Trustee Action, in addition to the voting rights provided for under Section 8.1, the share of Class Pilot MEC Preferred Stock shall have the voting rights set forth in Subsection 8.3(b).

8.3 (a) In addition to any other vote or consent of stockholders required by this Restated Certificate, applicable stock exchange listing requirements or applicable law, any Merger Transaction or other Control Transaction referred to in clause (y)(i) of Section 8.2 involving an Uninstructed Trustee Action that requires stockholder approval under applicable law, stock exchange listing requirements or this Restated Certificate must also be approved by at least a majority of the votes entitled to be cast in respect of all outstanding shares of the Class Pilot MEC Preferred Stock, the Class IAM Preferred Stock, the Class SAM Preferred Stock, the Common Stock and such other classes and series of stock that vote together with the Common Stock as a single class (other than the Voting Preferred Stocks), with all such shares voting, for purposes of this paragraph, as a single class, and for purposes of such vote the Class Pilot MEC Preferred Stock shall be entitled to cast a number of votes calculated in accordance with Subsection 8.3(c).

(b) Except as otherwise required by law or provided in this Restated Certificate, from and after an Uninstructed Trustee Action, the holder of the share of Class Pilot MEC Preferred Stock shall be entitled to vote on all matters submitted to a vote of the holders of Common Stock, voting together as a single class with the holders of Class IAM Preferred Stock, the holders of Class SAM Preferred Stock, the holders of Common Stock and the holders of such other classes and series of stock that vote together with the Common Stock as a single class (other than the Voting Preferred Stocks) and for purposes of such vote the Class Pilot MEC Preferred Stock shall be entitled to cast a number of votes calculated in accordance with Subsection 8.3(c); *provided, however,* that, except as provided in Section 8.1, prior to the Termination Date, the holder of the share of Class Pilot MEC Preferred Stock shall not be entitled to vote with the holders of Common Stock with respect to the election of the members of the Board of Directors.

(c) With respect to any vote or consent (i) with respect to which the Class Pilot MEC Preferred Stock is entitled to vote pursuant to Subsection 8.3(a) or (ii) with respect to which the Class Pilot MEC Preferred Stock is entitled to vote pursuant to Subsection 8.3(b) and the record date for which occurs after an Uninstructed Trustee Action and prior to the Termination Date, the holder of the share of Class Pilot MEC Preferred Stock shall be entitled to a number of votes (rounded to the nearest whole vote) equal to the product of (I) the Pilot Fraction, (II) the Voting Fraction and (III) a fraction, the numerator of which shall be the number of votes entitled to be cast on the matter by the holders of all outstanding securities of the Corporation (excluding the Class IAM Preferred Stock and the Class SAM Preferred Stock), and the denominator of which shall be the excess of one (1.0) over the Voting Fraction (the "Attributed Vote"). If, with respect to any matter as to which the immediately preceding sentence shall apply, (i) shares of Common Stock are held under the ESOP or the Supplemental ESOP which have been issued upon conversion of the ESOP Convertible Preferred Stocks ("Subject Shares"), (ii) with respect to any action as to which the trustee is required, in accordance with the terms of the ESOP or the Supplemental ESOP, to solicit Instructions, the trustee has solicited such Instructions and (iii) the trustee has voted some or all of the Subject Shares in accordance with such Instructions (the shares which the trustee has voted in accordance with such Instructions, "Instructed Trustee Common Shares"), then the Attributed Votes shall be reduced by the Pro Rata Reduction. The "Pro Rata Reduction" shall equal, with respect to any such matter, the sum of (I) the product of (x) a fraction, the numerator of which is the number of votes represented by Subject Shares as to which members of the ALPA Employee Group (or the Committees) gave Instructions to the trustee to vote in favor of the matter, and the denominator of which is the number of votes represented by Subject Shares as to which members of all Employee Groups (as defined in the ESOP) (or the Committees) gave Instructions to the trustee to vote in favor of the matter (such denominator being referred to as the "Instructed Pro Vote") and (y) the number of votes represented by Subject Shares that the trustee actually voted in favor of the matter (but in no event more than the Instructed Pro Vote); and (II) the product of (x) a fraction, the numerator of which is the number of votes represented by Subject Shares as to which members of the ALPA Employee Group (or the Committees) gave instructions to the trustee to vote against the matter, and the denominator of which is the number of votes represented by Subject Shares as to which members of all Employee Groups (or the Committees) gave Instructions to the trustee to vote against the matter (such denominator being referred to as the "Instructed Con Vote") and (y) the number of votes represented by Subject Shares that the trustee actually voted against the matter (but in no event more than the Instructed Con Vote).

For purposes of this Section 8.3, the Corporation shall certify to the holders of Class Pilot MEC Preferred Stock and to the judges or similar officials appointed for the purpose of tabulating votes at any meeting of stockholders as soon as practicable following the record date for the determination of stockholders entitled to notice of or to vote at any meeting of stockholders, but in no event less than five Trading Days before such meeting, the number of shares of Common Stock then outstanding and the number of votes entitled to be cast on the matter or matters in question by the holders of all outstanding securities of the Corporation (excluding the Class IAM Preferred Stock and the Class SAM Preferred Stock). The Corporation shall be deemed to satisfy the requirements of the preceding sentence if such matters are specified in any proxy statement mailed to all stockholders entitled to vote on such matter or matters. With respect to any vote or consent as to which the first sentence of this Subsection 8.3(c) applies, the outstanding share of Class Pilot MEC Preferred Stock, together with the outstanding shares of the Class IAM Preferred Stock and the outstanding shares of Class SAM Preferred Stock, will represent the Voting Fraction (expressed as a percentage) of the votes to be cast in connection with matters (other than the election of directors) submitted to the vote of the holders of the Common Stock and the holders of all other outstanding securities that vote as a single class together with the Common Stock. Subject to any amendment of this Restated Certificate after the date hereof, it is the intent of this Restated Certificate that this Section 8.3 (with respect to the Class Pilot MEC Preferred Stock), Article FOURTH, Part VIII, Section 8.3 of the Restated Certificate (with respect to the Class IAM Preferred Stock), and Article FOURTH, Part IX, Section 8.3 of the Restated Certificate (with respect to the Class SAM Preferred Stock), be interpreted together to achieve the foregoing result. With respect to any vote or consent as to which the first sentence of this Section 8.3(c) does not apply, the Class Pilot MEC Preferred Stock shall not have any voting rights except as provided by Sections 8.1, 8.2 and 8.4 and applicable law; *provided, however,* that if the Termination Date occurs directly or indirectly as a result of an Uninstructed Trustee Action then, notwithstanding anything to the contrary contained herein, the voting rights of the Class Pilot MEC Preferred Stock set forth in this Section 8.3 shall continue until the anniversary of the Issue Date occurring in the year 2010. For purposes of the proviso in the immediately preceding sentence, the Termination Date shall be deemed to have occurred as a result of an Uninstructed Trustee Action if the Termination Date occurs within one year of such Uninstructed Trustee Action.

8.4 The affirmative vote or written consent of the holder of the share of Class Pilot MEC Preferred Stock, voting separately as a class, shall be necessary for authorizing, effecting or validating the amendment, alteration or repeal (including any amendment, alteration or repeal by operation of merger or consolidation) of any of the provisions of this Restated Certificate or of any certificate amendatory thereof or supplemental thereto (including any Certificate of Designation, Preferences and Rights or any similar document relating to any series of Serial Preferred Stock) which would adversely affect the preferences, rights, powers or privileges of the Class Pilot MEC Preferred Stock.

8.5 For purposes of the foregoing provisions of Sections 8.1 and 8.4, each share of Class Pilot MEC Preferred Stock shall have one (1) vote per share.

SECTION 9. *Redemption.*

9.1 The share of Class Pilot MEC Preferred Stock shall, to the extent of funds legally available therefor and subject to the other provisions of this Restated Certificate, be automatically redeemed on the ALPA Termination Date, at a price of $0.01 per share of Class Pilot MEC Preferred Stock, as provided hereinbelow. As promptly as reasonably possible following the occurrence of the ALPA Termination Date, the Corporation shall give notice thereof and of the redemption under this Section 9 to the record holder of the Class Pilot MEC Preferred Stock. From and after the redemption provided for in this Section 9.1, all rights of the holder of the Class Pilot MEC Preferred Stock as such, except the right to receive the redemption price of such shares upon the surrender of the certificate formerly representing the same, shall cease and terminate and such share shall not thereafter be deemed to be outstanding for any purpose whatsoever.

9.2 The share of Class Pilot MEC Preferred Stock shall, to the extent of funds legally available therefor and subject to the other provisions of this Restated Certificate, be automatically redeemed upon any purported transfer thereof other than as expressly permitted under Section 1.2. The redemption price to be paid in connection with any redemption shall be $0.01 per share of Class Pilot MEC Preferred Stock. Upon any such redemption, all rights of the holder of Class Pilot MEC Preferred Stock as such, except the right to receive the redemption price of such share upon the surrender of the certificate formerly representing the same, shall cease and terminate and such share shall not thereafter be deemed to be outstanding for any purpose whatsoever.

9.3 The holder of the share of Class Pilot MEC Preferred Stock so redeemed pursuant to Section 9.1 or 9.2 shall present and surrender his certificate formerly representing such share to the Corporation and thereupon the redemption price of such share shall be paid to or on the order of the person whose name appears on such certificate as the owner thereof and the surrendered certificate shall be cancelled.

SECTION 10. *Record Holders.* The Corporation and the Transfer Agent (if other than the Corporation) may deem and treat the record holder of the share of Class Pilot MEC Preferred Stock as the true and lawful owner thereof for all purposes, and, except as otherwise provided by law, neither the Corporation nor the Transfer Agent shall be affected by any notice to the contrary.

PART VIII

CLASS IAM JUNIOR PREFERRED STOCK

Unless otherwise indicated, any reference in this Article FOURTH, Part VIII to "Section", "Subsection", "paragraph", "subparagraph" or "clause" shall refer to a Section, Subsection, paragraph, subparagraph or clause of this Article FOURTH, Part VIII.

SECTION 1. *Number of Shares; Designation; Issuance; Restrictions on Transfer.*

1.1 The Class IAM Junior Preferred Stock of the Corporation (the "Class IAM Preferred Stock") shall consist of one (1) share, par value $0.01.

1.2 The share of Class IAM Preferred Stock shall be issued only to (i) the International Association of Machinists and Aerospace Workers (the "IAM") pursuant to the IAM's authority as the collective bargaining representative for the crafts or classes of mechanics and related employees, ramp and stores employees, food service employees, dispatchers and security officers employed by United Air Lines, Inc. or (ii) a duly authorized agent acting for the benefit of the IAM. Any purported sale, transfer, pledge or other disposition (hereinafter a "transfer") of the share of Class IAM Preferred Stock to any person, other than a successor to the IAM or a duly authorized agent acting for the benefit of such successor, shall be null and void and of no force and effect. Upon any purported transfer of the share of Class IAM Preferred Stock by the holder thereof other than as expressly permitted above, and without any further action by the Corporation or such holder, such share shall, to the extent of funds legally available therefor and subject to the other provisions of this Restated Certificate, be automatically redeemed by the Corporation in accordance with Section 9 hereof, and thereupon such share shall no longer be deemed outstanding, and neither such holder nor any purported transferee thereof shall have in respect thereof any of the voting powers, preferences or relative, participating, optional or special rights ascribed to the share of Class IAM Preferred Stock hereunder, but rather such holder thereafter shall only be entitled to receive the amount payable upon redemption in accordance with Section 9. The certificate representing the share of Class IAM Preferred Stock shall be legended to reflect the restrictions on transfer and automatic redemption provided for herein.

SECTION 2. *Definitions.* For purposes of the Class IAM Preferred Stock, the following terms shall have the meanings indicated:

2.1 *"Affiliate"* shall have the meaning defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or any successor thereto.

2.2 *"Board of Directors"* shall mean the board of directors of the Corporation or any committee thereof authorized by such board of directors to perform any of its responsibilities with respect to the Class IAM Preferred Stock.

2.3 *"Business Day"* shall mean any day other than a Saturday, Sunday or a day on which state or federally chartered banking institutions in New York, New York are not required to be open.

2.4 *"Class I Preferred Stock"* shall mean the Class I Junior Preferred Stock, par value $0.01 per share, of the Corporation.

2.5 *"Class IAM Preferred Stock"* shall have the meaning set forth in Section 1 hereof.

2.6 *"Class M Voting Preferred Stock"* shall mean the Class M ESOP Voting Junior Preferred Stock, par value $0.01 per share, of the Corporation.

2.7 *"Class P Voting Preferred Stock"* shall mean the Class P ESOP Voting Junior Preferred Stock, par value $0.01 per share, of the Corporation.

2.8 *"Class Pilot MEC Preferred Stock"* shall mean the Class Pilot MEC Junior Preferred Stock, par value $0.01 per share, of the Corporation.

2.9 *"Class S Voting Preferred Stock"* shall mean the Class S ESOP Voting Junior Preferred Stock, par value $0.01 per share, of the Corporation.

2.10 *"Class SAM Preferred Stock"* shall mean the Class SAM Junior Preferred Stock, par value $0.01 per share, of the Corporation.

2.11 *"Common Stock"* shall mean the common stock, par value $0.01 per share, of the Corporation.

2.12 *"Director Preferred Stocks"* shall mean, collectively, the Class I Preferred Stock, the Class IAM Preferred Stock, the Class Pilot MEC Preferred Stock and the Class SAM Preferred Stock.

2.13 *"ESOP Convertible Preferred Stocks"* shall mean, collectively, the Class 1 ESOP Convertible Preferred Stock and the Class 2 ESOP Convertible Preferred Stock, each of the par value of $0.01 per share, of the Corporation.

2.14 *"IAM Fraction"* shall mean 0.3713.

2.15 *"IAM Termination Date"* shall have the meaning set forth in Section 8 hereof.

2.16 *"Issue Date"* shall mean the first date on which shares of Class IAM Preferred Stock are issued.

2.17 *"Liquidation Preference"* shall have the meaning set forth in Section 4.1 hereof.

2.18 *"Measuring Date"* shall mean that date which is the 365th day following the Issue Date.

2.19 *"Restated Certificate"* shall mean the Restated Certificate of Incorporation of the Corporation, as amended from time to time.

2.20 *"Series A Preferred Stock"* shall mean the series of Serial Preferred Stock of the Corporation, without par value, designated Series A Convertible Preferred Stock in Article FOURTH, Part I.A of this Restated Certificate.

2.21 *"Series B Preferred Stock"* shall mean the series of Serial Preferred Stock of the Corporation, without par value, designated Series B Preferred Stock in Article FOURTH, Part I.B of this Restated Certificate.

2.22 *"Series C Preferred Stock"* shall mean the series of Serial Preferred Stock of the Corporation, without par value, designated Series C Junior Participating Preferred Stock in Article FOURTH, Part I.C of this Restated Certificate.

2.23 *"Series D Preferred Stock"* shall mean the series of Serial Preferred Stock of the Corporation, without par value, designated Series D Redeemable Preferred Stock in Article FOURTH, Part I.D of this Restated Certificate.

2.24 [*Reserved*]

2.25 *"set apart for payment"* shall be deemed to include, without any action other than the following, the recording by the Corporation in its accounting ledgers of any accounting or bookkeeping entry which indicates, pursuant to a declaration of dividends or other distribution by the Board of Directors, the allocation of funds to be so paid on any series or class of capital stock of the Corporation; *provided, however,* that if any funds for any class or series of stock of the Corporation ranking on a parity with or junior to the Class IAM Preferred Stock as to distributions upon liquidation, dissolution or winding up of the Corporation are placed in a separate account of the Corporation or delivered to a disbursing, paying or other similar agent, then "set apart for payment" with respect to the Class IAM Preferred Stock shall mean, with respect to such distributions, placing such funds in a separate account or delivering such funds to a disbursing, paying or other similar agent.

2.26 *"Termination Date"* shall have the meaning set forth in Article FIFTH, Section 1.72 of this Restated Certificate.

2.27 *"Trading Day"* shall mean any day on which the securities in question are traded on the New York Stock Exchange, Inc. (the "NYSE"), or if such securities are not listed or admitted for trading or quoted on the NYSE, on the principal national securities exchange on which such securities are listed or admitted, or if not listed or admitted for trading or quoted on any national securities exchange, on the Nasdaq National Market, or if such securities are not quoted on such National Market, in the applicable securities market in which the securities are traded.

2.28 *"Transfer Agent"* means the Corporation or such agent or agents of the Corporation as may be designated from time to time by the Board of Directors as the transfer agent for the Class IAM Preferred Stock.

2.29 *"Voting Fraction"* shall mean 0.55 with respect to votes or consents that have a record date on or prior to the Measuring Date, and a fraction that is equivalent to the Adjusted Percentage (as defined in Section 1.10 of the Agreement and Plan of Recapitalization, dated as of March 25, 1994, among the Corporation, the Air Line Pilots Association, International and International Association of Machinists and Aerospace Workers, as amended from time to time) as in effect at the close of business on the Measuring Date with respect to votes and consents that have a record date after the Measuring Date.

2.30 *"Voting Preferred Stocks"* shall mean, collectively, the Class P Voting Preferred Stock, the Class M Voting Preferred Stock and the Class S Voting Preferred Stock.

SECTION 3. *Dividends.* The holder of the share of Class IAM Preferred Stock as such shall not be entitled to receive any dividends or other distributions (except as provided in Section 4).

SECTION 4. *Payments upon Liquidation.*

4.1 In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, before any payment or distribution of the assets of the Corporation (whether capital or surplus) shall be made to or set apart for payment to the holders of any class or series of stock of the Corporation that ranks junior to the Class IAM Preferred Stock as to amounts distributable upon liquidation, dissolution or winding up of the Corporation, the holder of the share of Class IAM Preferred Stock shall be entitled to receive $0.01 per share of Class IAM Preferred Stock (the "Liquidation Preference"), but such holder shall not be entitled to any further payment. If, upon any liquidation, dissolution or winding up of the Corporation, the assets of the Corporation, or proceeds thereof, distributable to the holder of the share of Class IAM Preferred Stock shall be insufficient to pay in full the Liquidation Preference and the liquidation preference on all other shares of any class or series of stock of the Corporation that ranks on a parity with the Class IAM Preferred Stock as to amounts distributable upon liquidation, dissolution or winding up of the Corporation, then such assets, or the proceeds thereof, shall be distributed among the holders of the share of Class IAM Preferred Stock and any such other parity stock ratably in accordance with the respective amounts that would be payable on such share of Class IAM Preferred Stock and any such other parity stock if all amounts payable thereon were paid in full. For the purposes of this Section 4, (i) a consolidation or merger of the Corporation with or into one or more corporations, or (ii) a sale, lease, exchange or transfer of all or substantially all of the Corporation's assets, shall not be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary, of the Corporation.

4.2 Subject to the rights of the holders of shares of any series or class of stock ranking prior to or on a parity with the Class IAM Preferred Stock as to amounts distributable upon liquidation, dissolution or winding up of the Corporation, after payment shall have been made to the holder of the share of Class IAM Preferred Stock, as and to the fullest extent provided in this Section 4, any series or class of stock of the Corporation that ranks junior to the Class IAM Preferred Stock as to amounts distributable upon liquidation, dissolution or winding up of the Corporation, shall, subject to the respective terms and provisions (if any) applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, and the holder of the share of Class IAM Preferred Stock shall not be entitled to share therein.

SECTION 5. *Shares to be Retired.* The share of Class IAM Preferred Stock which shall have been issued and reacquired in any manner (other than redemption pursuant to Section 9.1) by the Corporation shall be retired and restored to the status of an authorized but unissued share of Class IAM Preferred Stock and, in the event of the redemption of such share pursuant to Section 9.1 hereof, shall not be reissued.

SECTION 6. *Ranking.*

6.1 Any class or series of stock of the Corporation shall be deemed to rank:

(a) prior to the Class IAM Preferred Stock as to the distribution of assets upon liquidation, dissolution or winding up, if the holders of such class or series shall be entitled to the receipt of amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holder of Class IAM Preferred Stock;

(b) on a parity with the Class IAM Preferred Stock as to the distribution of assets upon liquidation, dissolution or winding up, whether or not the liquidation prices per share thereof be different from those of the Class IAM Preferred Stock, if the holders of such class or series and the Class IAM Preferred Stock shall be entitled to the receipt of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective liquidation preferences, without preference or priority one over the other; and

(c) junior to the Class IAM Preferred Stock, as to the distribution of assets upon liquidation, dissolution or winding up, if the holder of Class IAM Preferred Stock shall be entitled to the receipt of amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of shares of such class or series.

6.2 The Series A Preferred Stock, the Series B Preferred Stock, the Series D Preferred Stock and the ESOP Convertible Preferred Stocks shall be deemed to rank prior to the Class IAM Preferred Stock as to amounts distributable upon liquidation, dissolution or winding up. The other Director Preferred Stocks and the Voting Preferred Stocks shall each be deemed to rank on a parity with the Class IAM Preferred Stock as to amounts distributable upon liquidation, dissolution or winding up. The Common Stock and the Series C Preferred Stock shall each be deemed to rank junior to the Class IAM Preferred Stock as to amounts distributable upon liquidation, dissolution or winding up.

SECTION 7. *Consolidation, Merger, etc.*

7.1 In case the Corporation enters into any consolidation, merger, share exchange or similar transaction, however named, involving the Corporation or its subsidiary, United Air Lines, Inc. ("United") (or any successor to all or substantially all the assets or business of United), pursuant to which the outstanding shares of Common Stock are t*o be exchanged for or changed, reclassified or converted into securities of any successor or resulting or other company (including the Corporation), or cash or other property (each of the foregoing transactions is referred to herein as a "Merger Transaction"), proper provision shall be made so that, upon consummation of such transaction, the share of Class IAM Preferred Stock shall be converted, reclassified or changed into or exchanged for preferred stock of such successor or resulting or other company having, in respect of such company, the same powers, preferences and relative, participating, optional or other special rights (including the rights provided by this Section 7), and the qualifications, limitations or restrictions thereof, that the Class IAM Preferred Stock had, in respect of the Corporation, immediately prior to such transaction; specifically including, without limitation, the right, until the IAM Termination Date, to elect one member of the board of directors (or similar governing body) of such company.

7.2 In case the Corporation shall enter into any agreement providing for any Merger Transaction, then the Corporation shall as soon as practicable thereafter (and in any event at. least fifteen (15) Business Days before consummation of such transaction) give notice of such agreement and the material terms thereof to the holder of the share of Class IAM Preferred Stock. The Corporation shall not consummate any such Merger Transaction unless all of the terms of this Section 7 and Section 8 have been complied with.

SECTION 8. *Voting*. The holder of the share of Class IAM Preferred Stock shall have the following voting rights:

8.1 Until the later of (i) the Termination Date and (ii) such time as there are no longer any persons represented by the IAM (or any successor organization) employed by the Corporation or any of its Affiliates (the "IAM Termination Date"), the holder of the share of Class IAM Preferred Stock shall have the right (a) voting as a separate class, to elect one Class IAM Director (as defined in Article FIFTH, Section 2.2 of this Restated Certificate) to the Board of Directors and (b) voting together as a single class with the holders of Common Stock and the holders of such other classes or series of stock that vote together with the Common Stock as a single class, to vote on all matters submitted to a vote of the holders of Common Stock of the Corporation (other than the election of Public Directors, as defined in Article FIFTH, Section 2.3), except as otherwise required by law.

8.2 Notwithstanding anything to the contrary in Section 7.1, 7.2 or 8.1, if at any time prior to the Termination Date, (x) the trustee under either (i) the UAL Corporation Employee Stock Ownership Plan (the "ESOP") or (ii) the UAL Corporation Supplemental ESOP (together with the ESOP, the "Plan") either (a) fails to solicit, in accordance with the Plan, timely instructions from Plan participants, the Committee of the ESOP (as defined in the ESOP and hereinafter referred to as the "ESOP Committee") or the Committee of the Supplemental ESOP (as defined in the Supplemental ESOP and, together with the ESOP Committee, the "Committees"), as applicable ("Instructions"), with respect to any matter referred to in clause (y) below, or (b) fails to act in accordance with such Instructions with respect to any matter referred to in clause (y) below (but only if such failure to follow such Instructions is attributable to (i) the trustee having concluded that, based upon the terms of such transaction, the trustee's fiduciary duties require the trustee to fail to follow such Instructions or (ii) the unenforceability of the provisions of the ESOP and/or the Supplemental ESOP relating to the solicitation and/or following of such Instructions); (y) either (i) but for the provisions of Subsection 8.3(a) and Article FOURTH, Part VII, Subsection 8.3(a) and Article FOURTH, Part IX, Subsection 8.3(a) of this Restated Certificate, the vote of the stockholders of the Corporation would have been sufficient, under applicable law, stock exchange listing requirements and this Restated Certificate, as applicable, to approve the Merger Transaction or other Control Transaction (as defined in the ESOP) in question (or, if no stockholder approval would be required by this Restated Certificate, applicable stock exchange listing requirements or applicable law, the trustee enters into a binding commitment in connection with a Control Transaction or a Control Transaction is consummated) or (ii) following the Issue Date, the trustee disposes of an aggregate of 10% or more of the Common Equity (as defined in Article FIFTH, Section 1.26 of this Restated Certificate) initially represented by the ESOP Convertible Preferred Stocks other than in connection with Plan distributions; and (z) any of the following occur: (a) Instructions with respect to a matter are given, the trustee fails to follow such Instructions and such transaction would not have been approved by stockholders of the Corporation in accordance with the applicable provisions of this Restated Certificate (excluding Subsection 8.3(a) and Article FOURTH, Part VII, Subsection 8.3(a) and Article FOURTH, Part IX, Subsection 8.3(a) of this Restated Certificate), applicable stock exchange listing requirements or applicable law if the trustee had acted in accordance with such Instructions (or, if no vote of stockholders would be required by this Restated Certificate, applicable stock exchange listing requirements or applicable law, such action by the trustee in respect of such transaction as to which Instructions were so given would not have been authorized had the trustee acted in accordance with such Instructions), (b) the trustee fails to solicit timely Instructions with respect to such matters, such transaction requires the approval of stockholders of the Corporation under applicable provisions of this Restated Certificate, applicable stock exchange listing requirements or applicable law and such approval would not have been obtained (without regard to Subsection 8.3(a) and Article FOURTH, Part VII, Subsection 8.3(a) and Article FOURTH, Part IX, Subsection 8.3(a) of this Restated Certificate) if the trustee had voted against such transaction all of the votes entitled to be cast by such trustee as the holder of securities of the Corporation held under the Plan, or (c) the trustee fails to follow Instructions or to solicit timely Instructions with respect to such matter and no vote of stockholders of the Corporation is required by the Restated Certificate, applicable stock exchange listing requirements or applicable law to approve such transaction (an action or inaction by the trustee under clauses (x) and (z) in connection with a transaction referred to in clause (y) being referred to herein as an "Uninstructed Trustee Action"); *then,* (I) the Merger Transaction or other Control Transaction referred to in clause (y)(i) of Section 8.2 involving an Uninstructed Trustee Action, if it requires stockholder approval under applicable law, stock exchange listing requirements or this Restated Certificate, must also be approved by the vote of stockholders described in Subsection 8.3(a), and (II) from and after such Uninstructed Trustee Action, in addition to the voting rights provided for under Section 8.1, the share of Class IAM Preferred Stock shall have the voting rights set forth in Subsection 8.3(b).

8.3 (a) In addition to any other vote or consent of stockholders required by this Restated Certificate, applicable stock exchange listing requirements or applicable law, any Merger Transaction or other Control Transaction referred to in clause (y)(i) of Section 8.2 involving an Uninstructed Trustee Action that requires stockholder approval under applicable law, stock exchange listing requirements or this Restated Certificate must also be approved by at least a majority of the votes entitled to be cast in respect of all outstanding shares of the Class Pilot MEC Preferred Stock, the Class IAM Preferred Stock, the Class SAM Preferred Stock, the Common Stock and such other classes and series of stock that vote together with the Common Stock as a single class (other than the Voting Preferred Stocks), with all such shares voting, for purposes of this paragraph, as a single class, and for purposes of such vote the Class IAM Preferred Stock shall be entitled to cast a number of votes calculated in accordance with Subsection 8.3(c).

(b) Except as otherwise required by law or provided in this Restated Certificate, from and after an Uninstructed Trustee Action, the holder of the share of Class IAM Preferred Stock shall be entitled to vote on all matters submitted to a vote of the holders of Common Stock, voting together as a single class with the holders of Class Pilot MEC Preferred Stock, the holders of Class SAM Preferred Stock, the holders of Common Stock and the holders of such other classes and series of stock that vote together with the Common Stock as a single class (other than the Voting Preferred Stocks) and for purposes of such vote the Class IAM Preferred Stock shall be entitled to cast a number of votes calculated in accordance with Subsection 8.3(c); *provided, however*, that, except as provided in Section 8.1, prior to the Termination Date, the holder of the share of Class IAM Preferred Stock shall not be entitled to vote with the holders of Common Stock with respect to the election of the members of the Board of Directors.

(c) With respect to any vote or consent (i) with respect to which the Class IAM Preferred Stock is entitled to vote pursuant to Subsection 8.3(a) or (ii) with respect to which the Class IAM Preferred Stock is entitled to vote pursuant to Subsection 8.3(b) and the record date for which occurs after an Uninstructed Trustee Action and prior to the Termination Date, the holder of the share of Class IAM Preferred Stock shall be entitled to a number of votes (rounded to the nearest whole vote) equal to the product of (I) the IAM Fraction, (II) the Voting Fraction and (III) a fraction, the numerator of which shall be the number of votes entitled to be cast on the matter by the holders of all outstanding securities of the Corporation (excluding the Class Pilot MEC Preferred Stock and the Class SAM Preferred Stock), and the denominator of which shall be the excess of one (1.0) over the Voting Fraction (the

"Attributed Vote"). If, with respect to any matter as to which the immediately preceding sentence shall apply, (i) shares of Common Stock are held under the ESOP or the Supplemental ESOP which have been issued upon conversion of the ESOP Convertible Preferred Stocks ("Subject Shares"), (ii) with respect to any action as to which the trustee is required, in accordance with the terms of the ESOP or the Supplemental ESOP, to solicit Instructions, the trustee has solicited such Instructions and (iii) the trustee has voted some or all of the Subject Shares in accordance with such Instructions (the shares which the trustee has voted in accordance with such Instructions, "Instructed Trustee Common Shares"), then the Attributed Votes shall be reduced by the Pro Rata Reduction. The "Pro Rata Reduction" shall equal, with respect to any such matter, the sum of (I) the product of (x) a fraction, the numerator of which is the number of votes represented by Subject Shares as to which members of the IAM Employee Group (or the Committees) gave Instructions to the trustee to vote in favor of the matter, and the denominator of which is the number of votes represented by Subject Shares as to which members of all Employee Groups (as defined in the ESOP) (or the Committees) gave Instructions to the trustee to vote in favor of the matter (such denominator being referred to as the "Instructed Pro Vote") and (y) the number of votes represented by Subject Shares that the trustee actually voted in favor of the matter (but in no event more than the Instructed Pro Vote); and (II) the product of (x) a fraction, the numerator of which is the number of votes represented by Subject Shares as to which members of the IAM Employee Group (or the Committees) gave instructions to the trustee to vote against the matter, and the denominator of which is the number of votes represented by Subject Shares as to which members of all Employee Groups (or the Committees) gave Instructions to the trustee to vote against the matter (such denominator being referred to as the "Instructed Con Vote") and (y) the number of votes represented by Subject Shares that the trustee actually voted against the matter (but in no event more than the Instructed Con Vote).

For purposes of this Section 8.3, the Corporation shall certify to the holders of Class IAM Preferred Stock and to the judges or similar officials appointed for the purpose of tabulating votes at any meeting of stockholders as soon as practicable following the record date for the determination of stockholders entitled to notice of or to vote at any meeting of stockholders, but in no event less than five Trading Days before such meeting, the number of shares of Common Stock then outstanding and the number of votes entitled to be cast on the matter or matters in question by the holders of all outstanding securities of the Corporation (excluding the Class Pilot MEC Preferred Stock and the Class SAM Preferred Stock). The Corporation shall be deemed to satisfy the requirements of the preceding sentence if such matters are specified in any proxy statement mailed to all stockholders entitled to vote on such matter or matters. With respect to any vote or consent as to which the first sentence of this Subsection 8.3(c) applies, the outstanding share of Class IAM Preferred Stock, together with the outstanding shares of the Class Pilot MEC Preferred Stock and the outstanding shares of Class SAM Preferred Stock, will represent the Voting Fraction (expressed as a percentage) of the votes to be cast in connection with matters (other than the election of directors) submitted to the vote of the holders of the Common Stock and the holders of all other outstanding securities that vote as a single class together with the Common Stock. Subject to any amendment of this Restated Certificate after the date hereof, it is the intent of this Restated Certificate that this Section 8.3 (with respect to the Class IAM Preferred Stock), Article FOURTH, Part VII, Section 8.3 of the Restated Certificate (with respect to the Class Pilot MEC Preferred Stock), and Article FOURTH, Part IX, Section 8.3 of the Restated Certificate (with respect to the Class SAM Preferred Stock), be interpreted together to achieve the foregoing result. With respect to any vote or consent as to which the first sentence of this Section 8.3(c) does not apply, the Class IAM Preferred Stock shall not have any voting rights except as provided by Sections 8.1, 8.2 and 8.4 and applicable law *provided, however*, that if the Termination Date occurs directly or indirectly as a result of an Uninstructed Trustee Action then, notwithstanding anything to the contrary contained herein, the voting rights of the Class IAM Preferred Stock set forth in this Section 8.3 shall continue until the anniversary of the Issue Date occurring in the year 2010. For purposes of the proviso in the immediately preceding sentence, the Termination Date shall be deemed to have occurred as a result of an Uninstructed Trustee Action if the Termination Date occurs within one year of such Uninstructed Trustee Action.

8.4 The affirmative vote or written consent of the holder of the share of Class IAM Preferred Stock, voting separately as a class, shall be necessary for authorizing, effecting or validating the amendment, alteration or repeal (including any amendment, alteration or repeal by operation of merger or consolidation) of any of the provisions of this Restated Certificate or of any certificate amendatory thereof or supplemental thereto (including any Certificate of Designation, Preferences and Rights or any similar document relating to any series of Serial Preferred Stock) which would adversely affect the preferences, rights, powers or privileges of the Class IAM Preferred Stock.

8.5 For purposes of the foregoing provisions of Sections 8.1 and 8.4, each share of Class IAM Preferred Stock shall have one (1) vote per share.

SECTION 9. *Redemption.*

9.1 The share of Class IAM Preferred Stock shall, to the extent of funds legally available therefor and subject to the other provisions of this Restated Certificate, be automatically redeemed on the IAM Termination Date, at a price of $0.01 per share of Class IAM Preferred Stock, as provided hereinbelow. As promptly as reasonably possible following the occurrence of the IAM Termination Date, the Corporation shall give notice thereof and of the redemption under this Section 9 to the record holder of the Class IAM Preferred Stock. From and after the redemption provided for in this Section 9.1, all rights of the holder of the Class IAM Preferred Stock as such, except the right to receive the redemption price of such shares upon the surrender of the certificate formerly representing the same, shall cease and terminate and such share shall not thereafter be deemed to be outstanding for any purpose whatsoever.

9.2 The share of Class IAM Preferred Stock shall, to the extent of funds legally available therefor and subject to the other provisions of this Restated Certificate, be automatically redeemed upon any purported transfer thereof other than as expressly permitted under Section 1.2. The redemption price to be paid in connection with any redemption shall be $0.01 per share of Class IAM Preferred Stock. Upon any such redemption, all rights of the holder of Class IAM Preferred Stock as such, except the right to receive the redemption price of such share upon the surrender of the certificate formerly representing the same, shall cease and terminate and such share shall not thereafter be deemed to be outstanding for any purpose whatsoever.

9.3 The holder of the share of Class IAM Preferred Stock so redeemed pursuant to Section 9.1 or 9.2 shall present and surrender his certificate formerly representing such share to the Corporation and thereupon the redemption price of such share shall be paid to or on the order of the person whose name appears on such certificate as the owner thereof and the surrendered certificate shall be cancelled.

SECTION 10. *Record Holders.* The Corporation and the Transfer Agent (if other than the Corporation) may deem and treat the record holder of the share of Class IAM Preferred Stock as the true and lawful owner thereof for all purposes, and, except as otherwise provided by law, neither the Corporation nor the Transfer Agent shall be affected by any notice to the contrary.

PART IX

CLASS SAM JUNIOR PREFERRED STOCK

Unless otherwise indicated, any reference in this Article FOURTH, Part IX, to "Section", "Subsection", "paragraph", "subparagraph" or "clause" shall refer to a Section, Subsection, paragraph, subparagraph or clause of this Article FOURTH, Part IX.

SECTION 1. *Number of Shares; Designation; Issuance; Restrictions on Transfer.*

1.1 The Class SAM Junior Preferred Stock of the Corporation (the "Class SAM Preferred Stock") shall consist of ten shares, par value $0.01 per share.

1.2 Shares of Class SAM Preferred Stock shall be issued only to the persons who are designated, pursuant to Section 8 of the Class SAM Preferred Stock Stockholders' Agreement, to be the nominee for election pursuant to Article FIFTH, Section 2.2 of this Restated Certificate as the Salaried/Management Employee Director (the "Salaried/Management Director") or as a Designated Stockholder (as defined in the Class SAM Stockholders' Agreement, the "Designated Stockholder"). Any purported sale, transfer, pledge (other than a pledge made in accordance with the Class SAM Stockholders' Agreement) or other disposition (hereinafter a "transfer") of shares of

Class SAM Preferred Stock by a holder thereof other than to (x) any person to whom shares of Class SAM Preferred Stock may be issued in accordance with the immediately prior sentence, (y) another person designated pursuant to Section 8 of the Class SAM Stockholders' Agreement or (z) in the case where no successor Salaried/Management Director (the "Successor Salaried/Management Director") has been elected concurrently with the Salaried/Management Director's removal, resignation, failure to remain qualified, failure to be re-elected or otherwise ceasing to serve as Salaried/Management Director, to the Corporation (to be held in escrow pending transfer to the Successor Salaried/Management Director when such successor is duly elected) shall be null and void and of no force and effect. Upon any purported transfer other than as expressly permitted above, and without any further action by the Corporation or such holder, such share of Class SAM Preferred Stock so purported to be transferred shall, to the extent of funds legally available therefor and subject to the other provisions of this Restated Certificate, be automatically redeemed by the Corporation in accordance with Section 9 hereof, and thereupon such share shall no longer be deemed outstanding and neither such holder nor any purported transferee thereof shall have in respect thereof any of the voting powers, preferences or relative, participating, optional or special rights ascribed to the shares of Class SAM Preferred Stock hereunder, but rather such holder thereafter shall only be entitled to receive the amount payable upon redemption in accordance with Section 9. Certificates representing the shares of Class SAM Preferred Stock shall be legended to reflect the restrictions on transfer and automatic redemption provided for herein.

SECTION 2. *Definitions.* For purposes of the Class SAM Preferred Stock, the following terms shall have the meanings indicated:

2.1 *"ALPA Termination Date"* shall have the meaning set forth in Article FOURTH, Part VII, Section 8.1 of this Restated Certificate.

2.2 *"Board of Directors"* shall mean the board of directors of the Corporation or any committee thereof authorized by such board of directors to perform any of its responsibilities with respect to the Class SAM Preferred Stock.

2.3 *"Business Day"* shall mean any day other than a Saturday, Sunday or a day on which state or federally chartered banking institutions in New York, New York are not required to be open.

2.4 *"Class I Preferred Stock"* shall mean the Class I Junior Preferred Stock, par value $0.01 per share, of the Corporation.

2.5 *"Class IAM Preferred Stock"* shall mean the Class IAM Junior Preferred Stock, par value $0.01 per share, of the Corporation.

2.6 *"Class M Voting Preferred Stock"* shall mean the Class M ESOP Voting Junior Preferred Stock, par value $0.01 per share, of the Corporation.

2.7 *"Class P Voting Preferred Stock"* shall mean the Class P ESOP Voting Junior Preferred Stock, par value $0.01 per share, of the Corporation.

2.8 *"Class Pilot MEC Preferred Stock"* shall mean the Class Pilot MEC Junior Preferred Stock, par value $0.01 per share, of the Corporation.

2.9 *"Class S Voting Preferred Stock"* shall mean the Class S ESOP Voting Junior Preferred Stock, par value $0.01 per share, of the Corporation.

2.10 *"Class SAM Preferred Stock"* shall have the meaning set forth in Section 1 hereof.

2.11 *"Class SAM Stockholders' Agreement"* shall mean the Class SAM Preferred Stockholders' Agreement dated as of July 12, 1994 among the Corporation and the individuals named therein, a copy of which is on file at the office of the Secretary of the Corporation.

2.12 *"Common Stock"* shall mean the common stock of the Corporation, par value $0.01 per share.

2.13 *"Director Preferred Stocks"* shall mean collectively, the Class I Preferred Stock, the Class IAM Preferred Stock, the Class Pilot MEC Preferred Stock and the Class SAM Preferred Stock.

2.14 *"ESOP Convertible Preferred Stocks"* shall mean, collectively, the Class 1 ESOP Convertible Preferred Stock and the Class 2 ESOP Convertible Preferred Stock, each of the par value of $0.01 per share, of the Corporation.

2.15 *"IAM Termination Date"* shall have the meaning set forth in Article FOURTH, Part VIII, Section 8.1 of this Restated Certificate.

2.16 *"Issue Date"* shall mean the first date on which shares of Class SAM Preferred Stock are issued.

2.17 *"Liquidation Preference"* shall have the meaning set forth in Section 4.1 hereof.

2.18 *"Measuring Date"* shall mean that date which is the 365th day following the Issue Date.

2.19 *"Restated Certificate"* shall mean the Restated Certificate of Incorporation of the Corporation, as amended from time to time.

2.20 *"Salaried/Management Employee Director"* shall have the meaning set forth in Section 1.2 hereof.

2.21 *"SAM Fraction"* shall mean 0.1664.

2.22 *"Series A Preferred Stock"* shall mean the series of Serial Preferred Stock of the Corporation, without par value, designated Series A Convertible Preferred Stock in Article FOURTH, Part I.A of this Restated Certificate.

2.23 *"Series B Preferred Stock"* shall mean the series of Serial Preferred Stock of the Corporation, without par value, designated Series B Preferred Stock in Article FOURTH, Part I.B of this Restated Certificate.

2.24 *"Series C Preferred Stock"* shall mean the series of Serial Preferred Stock of the Corporation, without par value, designated Series C Junior Participating Preferred Stock in Article FOURTH, Part I.C of this Restated Certificate.

2.25 *"Series D Preferred Stock"* shall mean the series of Serial Preferred Stock of the Corporation, without par value, designated Series D Redeemable Preferred Stock in Article FOURTH, Part I.D of this Restated Certificate.

2.26 *[Reserved]*

2.27 *"set apart for payment"* shall be deemed to include, without any action other than the following, the recording by the Corporation in its accounting ledgers of any accounting or bookkeeping entry which indicates, pursuant to a declaration of dividends or other distribution by the Board of Directors, the allocation of funds to be so paid on any series or class of capital stock of the Corporation; *provided, however*, that if any funds for any class or series of stock of the Corporation ranking on a parity with or junior to the Class SAM Preferred Stock as to distributions upon liquidation, dissolution or winding up of the Corporation are placed in a separate account of the Corporation or delivered to a disbursing, paying or other similar agent, then "set apart for payment" with respect to the Class SAM Preferred Stock shall mean, with respect to such distributions, placing such funds in a separate account or delivering such funds to a disbursing, paying or other similar agent.

2.28 *"Termination Date"* shall have the meaning set forth in Article FIFTH, Section 1.72 of this Restated Certificate.

2.29 *"Trading Day"* shall mean any day on which the securities in question are traded on the New York Stock Exchange, Inc. (the "NYSE"), or if such securities are not listed or admitted for trading or quoted on the NYSE, on the principal national securities exchange on which such securities are listed or admitted, or if not listed or admitted for trading or quoted on any national securities exchange, on the Nasdaq National Market, or if such securities are not quoted on such National Market, in the applicable securities market in which the securities are traded.

2.30 *"Transfer Agent"* means the Corporation or such agent or agents of the Corporation as may be designated from time to time by the Board of Directors as the transfer agent for the Class SAM Preferred Stock.

2.31 *"Voting Fraction"* shall mean 0.55 with respect to votes or consents that have a record date on or prior to the Measuring Date, and a fraction that is equivalent to the Adjusted Percentage (as defined in Section 1.10 of the Agreement and Plan of Recapitalization, dated as of March 25, 1994, among the Corporation, the Air Line Pilots Association, International and International Association of Machinists and Aerospace Workers, as amended from time to time) as in effect at the close of business on the Measuring Date with respect to votes and consents that have a record date after the Measuring Date.

2.32 *"Voting Preferred Stocks"* shall mean, collectively, the Class P Voting Preferred Stock, the Class M Voting Preferred Stock and the Class S Voting Preferred Stock.

SECTION 3. *Dividends.* The holders of shares of the Class SAM Preferred Stock as such shall not be entitled to receive any dividends or other distributions (except as provided in Section 4).

SECTION 4. *Payments upon Liquidation.*

4.1 In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, before any payment or distribution of the assets of the Corporation (whether capital or surplus) shall be made to or set apart for payment to the holders of any class or series of stock of the Corporation that ranks junior to the Class SAM Preferred Stock as to amounts distributable upon liquidation, dissolution or winding up of the Corporation, the holders of the shares of Class SAM Preferred Stock shall be entitled to receive $0.01 per share of Class SAM Preferred Stock (the "Liquidation Preference"), but such holders shall not be entitled to any further payment. If, upon any liquidation, dissolution or winding up of the Corporation, the assets of the Corporation, or proceeds thereof, distributable to the holders of the shares of Class SAM Preferred Stock shall be insufficient to pay in full the Liquidation Preference and the liquidation preference on all other shares of any class or series of stock of the Corporation that ranks on a parity with the Class SAM Preferred Stock as to amounts distributable upon liquidation, dissolution or winding up of the Corporation, then such assets, or the proceeds thereof, shall be distributed among the holders of shares of Class SAM Preferred Stock and any such other parity stock ratably in accordance with the respective amounts that would be payable on such shares of Class SAM Preferred Stock and any such other parity stock if all amounts payable thereon were paid in full. For the purposes of this Section 4, (i) a consolidation or merger of the Corporation with or into one or more corporations, or (ii) a sale, lease, exchange or transfer of all or substantially all of the Corporation's assets, shall not be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary, of the Corporation.

4.2 Subject to the rights of the holders of shares of any series or class of stock ranking prior to or on a parity with the Class SAM Preferred Stock as to amounts distributable upon liquidation, dissolution or winding up of the Corporation, after payment shall have been made to the holders of the Class SAM Preferred Stock, as and to the fullest extent provided in this Section 4, any series or other class of stock of the Corporation that ranks junior to the Class SAM Preferred Stock as to amounts distributable upon liquidation, dissolution or winding up of the Corpora tion, shall, subject to the respective terms and provisions (if any) applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Class SAM Preferred Stock shall not be entitled to share therein.

SECTION 5. *Shares to be Retired.* All shares of Class SAM Preferred Stock which shall have been issued and reacquired in any manner (other than redemption pursuant to Section 9.1) by the Corporation, other than in its capacity as escrow agent in accordance with Section 1.2 hereof, shall be retired and restored to the status of authorized but unissued shares of Class SAM Preferred Stock and, in the event of redemption of such shares pursuant to Section 9.1 hereof, shall not be reissued.

SECTION 6. *Ranking.*

6.1 Any class or series of stock of the Corporation shall be deemed to rank:

(a) prior to the Class SAM Preferred Stock as to the distribution of assets upon liquidation, dissolution or winding up, if the holders of such class or series shall be entitled to the receipt of amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of Class SAM Preferred Stock;

(b) on a parity with the Class SAM Preferred Stock as to the distribution of assets upon liquidation, dissolution or winding up, whether or not the liquidation prices per share thereof be different from those of the Class SAM Preferred Stock, if the holders of such class or series and the Class SAM Preferred Stock shall be entitled to the receipt of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective liquidation preferences, without preference or priority one over the other; and

(c) junior to the Class SAM Preferred Stock, as to the distribution of assets upon liquidation, dissolution or winding up, if the holders of Class SAM Preferred Stock shall be entitled to the receipt of amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of shares of such class or series.

6.2 The Series A Preferred Stock, the Series B Preferred Stock, the Series D Preferred Stock and the ESOP Convertible Preferred Stocks shall each be deemed to rank prior to the Class SAM Preferred Stock as to amounts distributable upon liquidation, dissolution or winding up. The other Director Preferred Stocks and the Voting Preferred Stocks shall each be deemed to rank on a parity with the Class SAM Preferred Stock as to amounts distributable upon liquidation, dissolution or winding up. The Common Stock and the Series C Preferred Stock shall each be deemed to rank junior to the Class SAM Preferred Stock as to amounts distributable upon liquidation, dissolution or winding up.

SECTION 7. *Consolidation, Merger, etc.*

7.1 In case the Corporation enters into any consolidation, merger, share exchange or similar transaction, however named, involving the Corporation or its subsidiary, United Air Lines, Inc. ("United") (or any successor to all or substantially all the assets or business of United), pursuant to which the outstanding shares of Common Stock are to be exchanged for or changed, reclassified or converted into securities of any successor or resulting or other company (including the Corporation), or cash or other property (each of the foregoing transactions is referred to herein as a "Merger Transaction"), proper provision shall be made so that, upon consummation of such transaction, the shares of Class SAM Preferred Stock shall be converted, reclassified or changed into or exchanged for preferred stock of such successor or resulting or other company having, in respect of such company, the same powers, preferences and relative, participating, optional or other special rights (including the rights provided by this Section 7), and the qualifications, limitations or restrictions thereof, that the Class SAM Preferred Stock had, in respect of the Corporation, immediately prior to such transaction; specifically including, without limitation, the right, until the Class SAM Preferred Stock Termination Date (as defined in Section 9.1), to elect one member of the board of directors (or similar governing body) of such company.

7.2 In case the Corporation shall enter into any agreement providing for any Merger Transaction, then the Corporation shall as soon as practicable thereafter (and in any event at least fifteen (15) Business Days before consummation of such transaction) give notice of such agreement and the material terms thereof to the holders of the shares of Class SAM Preferred Stock. The Corporation shall not consummate any such Merger Transaction unless all of the terms of this Section 7 and Section 8 have been complied with.

SECTION 8. *Voting.* The holders of shares of Class SAM Preferred Stock shall have the following voting rights; *provided,* however, that no holder of shares of Class SAM Preferred Stock shall have any right to vote unless at such time such person is the Salaried/Management Director or the Designated Stockholder under the Class SAM Stockholders' Agreement:

8.1 Until the Class SAM Preferred Stock Termination Date, the holders of the Class SAM Preferred Stock shall have the right (i) voting separately as a class, to elect one Salaried/Management Employee Director to the Board of Directors and (ii) voting together as a single class with the holders of Common Stock and the holders of such other classes or series of stock that vote together with the Common Stock as a single class, to vote on all matters submitted to a vote of the holders of Common Stock of the Corporation (other than the election of Public Directors, as defined in Article FIFTH, Section 2.3), except as otherwise required by law.

8.2 Notwithstanding anything to the contrary in Section 7.1, 7.2 or 8.1, if at any time prior to the Termination Date, (x) the trustee under either (i) the UAL Corporation Employee Stock Ownership Plan (the "ESOP") or (ii) the UAL Corporation Supplemental ESOP (together with the ESOP, the "Plan") either (a) fails to solicit, in accordance with the Plan, timely instructions from Plan participants, the Committee of the ESOP (as defined in the ESOP and hereinafter referred to as the "ESOP Committee") or the Committee of the Supplemental ESOP (as defined in the Supplemental ESOP and, together with the ESOP Committee, the "Committees"), as applicable ("Instructions"), with respect to any matter referred to in clause (y) below, or (b) fails to act in accordance with such Instructions with respect to any matter referred to in clause (y) below (but only if such failure to follow such Instructions is attributable to (i) the trustee having concluded that, based upon the terms of such transaction, the trustee's fiduciary duties require the trustee to fail to follow such Instructions or (ii) the unenforceability of the provisions of the ESOP and/or the Supplemental ESOP relating to the solicitation and/or following of such Instructions); (y) either (i) but for the provisions of Subsection 8.3(a) and Article FOURTH, Part VII, Subsection 8.3(a) and Article FOURTH, Part VIII, Subsection 8.3(a) of this Restated Certificate, the vote of the stockholders of the Corporation would have been sufficient, under applicable law, stock exchange listing requirements and this Restated Certificate, as applicable, to approve the Merger Transaction or other Control Transaction (as defined in the ESOP) in question (or, if no stockholder approval would be required by this Restated Certificate, applicable stock exchange listing requirements or applicable law, the trustee enters into a binding commitment in connection with a Control Transaction or a Control Transaction is consummated) or (ii) following the Issue Date, the trustee disposes of an aggregate of 10% or more of the Common Equity (as defined in Article FIFTH, Section 1.26 of this Related Certificate) initially represented by the ESOP Convertible Preferred Stocks other than in connection with Plan distributions; and (z) any of the following occur: (a) Instructions with respect to a matter are given, the trustee fails to follow such Instructions and such transaction would not have been approved by stockholders of the Corporation in accordance with the applicable provisions of this Restated Certificate (excluding Subsection 8.3(a) and Article FOURTH, Part VII, Subsection 8.3(a) and Article FOURTH, Part VIII, subsection 8.3(a) of this Restated Certificate), applicable stock exchange listing requirements or applicable law if the trustee had acted in accordance with such Instructions (or, if no vote of stockholders would be required by this Restated Certificate, applicable stock exchange listing requirements or applicable law, such action by the trustee in respect of such transaction as to which Instructions were so given would not have been authorized had the trustee acted in accordance with such Instructions), (b) the trustee fails to solicit timely Instructions with respect to such matters, such transaction requires the approval of stockholders of the Corporation under applicable provisions of this Restated Certificate, applicable stock exchange listing requirements or applicable law and such approval would not have been obtained (without regard to Subsection 8.3(a) and Article FOURTH, Part VII, Subsection 8.3(a) and Article FOURTH, Part VIII, Subsection 8.3(a) of this Restated Certificate) if the trustee had voted against such transaction all of the votes entitled to be cast by such trustee as the holder of securities of the Corporation held under the Plan, or (c) the trustee fails to follow Instructions or to solicit timely Instructions with respect to such matter and no vote of stockholders of the Corporation is required by the Restated Certificate, applicable stock exchange listing requirements or applicable law to approve such transaction (an action or inaction by the trustee under clauses (x) and (z) in connection with a transaction referred to in clause (y) being referred to herein as an "Uninstructed Trustee Action"); *then,* (I) the Merger Transaction or other Control Transaction referred to in clause (y)(i) of Section 8.2 involving an Uninstructed Trustee Action, if it requires stockholder approval under applicable law, stock exchange listing requirements or this Restated Certificate, must also be approved by the vote of stockholders described in Subsection

8.3(a), and (II) from and after such Uninstructed Trustee Action, in addition to the voting rights provided for under Section 8.1, the share of Class SAM Preferred Stock shall have the voting rights set forth in Subsection 8.3(b).

8.3 (a) In addition to any other vote or consent of stockholders required by this Restated Certificate, applicable stock exchange listing requirements or applicable law, any Merger Transaction or other Control Transaction referred to in clause (y)(i) of Section 8.2 involving an Uninstructed Trustee Action that requires stockholder approval under applicable law, stock exchange listing requirements or this Restated Certificate must also be approved by at least a majority of the votes entitled to be cast in respect of all outstanding shares of the Class Pilot MEC Preferred Stock, the Class IAM Preferred Stock, the Class SAM Preferred Stock, the Common Stock and such other classes and series of stock that vote together with the Common Stock as a single class (other than the Voting Preferred Stocks), with all such shares voting, for purposes of this paragraph, as a single class, and for purposes of such vote the Class SAM Preferred Stock shall be entitled to cast a number of votes calculated in accordance with Subsection 8.3(c).

(b) Except as otherwise required by law or provided in this Restated Certificate, from and after an Uninstructed Trustee Action, holders of shares of Class SAM Preferred Stock shall be entitled to vote on all matters submitted to a vote of the holders of Common Stock, voting together as a single class with the holders of Class IAM Preferred Stock, the holders of Class Pilot MEC Preferred Stock, the holders of Common Stock and the holders of such other classes and series of stock that vote together with the Common Stock as a single class (other than the Voting Preferred Stocks) and for purposes of such vote the Class SAM Preferred Stock shall be entitled to cast a number of votes calculated in accordance with Subsection 8.3(c); *provided, however,* that, except as provided in Section 8.1, prior to the Termination Date, holders of shares of Class SAM Preferred Stock shall not be entitled to vote with the holders of Common Stock with respect to the election of the members of the Board of Directors.

(c) With respect to any vote or consent (i) with respect to which the Class SAM Preferred Stock is entitled to vote pursuant to Subsection 8.3(a) or (ii) with respect to which the Class SAM Preferred Stock is entitled to vote pursuant to Subsection 8.3(b) and the record date for which occurs after an Uninstructed Trustee Action and prior to the Termination Date, (x) holders of shares of Class SAM Preferred Stock shall, collectively, be entitled to a number of votes (rounded to the nearest whole vote) equal to the product of (I) the SAM Fraction, (II) the Voting Fraction and (III) a fraction, the numerator of which shall be the number of votes entitled to be cast on the matter by the holders of all outstanding securities of the Corporation (excluding the Class IAM Preferred Stock and the Class Pilot MEC Preferred Stock), and the denominator of which shall be the excess of one (1.0) over the Voting Fraction (the "Aggregate SAM Vote"), and (y) the holder of each share of the Class SAM Preferred Stock shall be entitled to a number of votes per share equal to the result of dividing (aa) the number of Aggregate SAM Votes by (bb) the number of shares of Class SAM Preferred Stock outstanding on the applicable record date. If, with respect to any matter as to which the immediately preceding sentence shall apply, (i) shares of Common Stock are held under the ESOP or the Supplemental ESOP which have been issued upon conversion of the ESOP Convertible Preferred Stocks ("Subject Shares"), (ii) with respect to any action as to which the trustee is required, in accordance with the terms of the ESOP or the Supplemental ESOP, to solicit Instructions, the trustee has solicited such Instructions and (iii) the trustee has voted some or all of the Subject Shares in accordance with such Instructions (the shares which the trustee has voted in accordance with such Instructions, "Instructed Trustee Common Shares"), then the Attributed Votes shall be reduced by the Pro Rata Reduction. The "Pro Rata Reduction" shall equal, with respect to any such matter, the sum of (I) the product of (x) a fraction, the numerator of which is the number of votes represented by Subject Shares as to which members of the Management and Salaried Employee Group (or the Committees) gave Instructions to the trustee to vote in favor of the matter, and the denominator of which is the number of votes represented by Subject Shares as to which members of all Employee Groups (as defined in the ESOP) (or the Committees) gave Instructions to the trustee to vote in favor of the matter (such denominator being referred to as the "Instructed Pro Vote") and (y) the number of votes represented by Subject Shares that the trustee actually voted in favor of the matter (but in no event more than the Instructed Pro Vote); and (II) the product of (x) a fraction, the numerator of which is the number of votes represented by Subject Shares as to which members of the Management and Salaried Employee Group (or the Committees) gave instructions to the trustee to vote against the matter, and the denominator of which is the number of votes represented by Subject Shares as to which members of all Employee Groups (or the Committees) gave Instructions to the trustee to vote against the matter (such denominator being referred to as the "Instructed Con Vote") and (y) the number of votes represented by Subject Shares that the trustee actually voted against the matter (but in no event more than the Instructed Con Vote).

For purposes of this Section 8.3, the Corporation shall certify to the holders of Class SAM Preferred Stock and to the judges or similar officials appointed for the purpose of tabulating votes at any meeting of stockholders as soon as practicable following the record date for the determination of stockholders entitled to notice of or to vote at any meeting of stockholders, but in no event less than five Trading Days before such meeting, the number of shares of Common Stock then outstanding and the number of votes entitled to be cast on the matter or matters in question by the holders of all outstanding securities of the Corporation (excluding the Class IAM Preferred Stock and the Class Pilot MEC Preferred Stock). The Corporation shall be deemed to satisfy the requirements of the preceding sentence if such matters are specified in any proxy statement mailed to all stockholders entitled to vote on such matter or matters. With respect to any vote or consent as to which the first sentence of this Subsection 8.3(c) applies, the outstanding share of Class SAM Preferred Stock, together with the outstanding shares of the Class IAM Preferred Stock and the outstanding shares of Class Pilot MEC Preferred Stock, will represent the Voting Fraction (expressed as a percentage) of the votes to be cast in connection with matters (other than the election of directors) submitted to the vote of the holders of the Common Stock and the holders of all other outstanding securities that vote as a single class together with the Common Stock. Subject to any amendment of this Restated Certificate after the date hereof, it is the intent of this Restated Certificate that this Section 8.3 (with respect to the Class SAM Preferred Stock), Article FOURTH, Part VIII, Section 8.3 of the Restated Certificate (with respect to the Class IAM Preferred Stock), and Article FOURTH, Part VII, Section 8.3 of the Restated Certificate (with respect to the Class Pilot MEC Preferred Stock), be interpreted together to achieve the foregoing result. With respect to any vote or consent as to which the first sentence of this Section 8.3(c) does not apply, the Class SAM Preferred Stock shall not have any voting rights except as provided by Sections 8.1, 8.2 and 8.4 and applicable law; *provided, however*, that if the Termination Date occurs directly or indirectly as a result of an Uninstructed Trustee Action then, notwithstanding anything to the contrary contained herein, the voting rights of the Class SAM Preferred Stock set forth in this Section 8.3 shall continue until the anniversary of the Issue Date occurring in the year 2010. For purposes of the proviso in the immediately preceding sentence, the Termination Date shall be deemed to have occurred as a result of an Uninstructed Trustee Action if the Termination Date occurs within one year of such Uninstructed Trustee Action.

8.4 The affirmative vote or written consent of the holders of a majority of the outstanding shares of Class SAM Preferred Stock, voting separately as a class, shall be necessary for authorizing, effecting or validating the amendment, alteration or repeal (including any amendment, alteration or repeal by operation of merger or consolidation) of any of the provisions of this Restated Certificate or of any certificate amendatory thereof or supplemental thereto (including any Certificate of Designation, Preferences and Rights or any similar document relating to any series of Serial Preferred Stock) which would adversely affect the preferences, rights, powers or privileges of the Class SAM Preferred Stock.

8.5 For purposes of the foregoing provisions of Sections 8.1 and 8.4, each share of Class SAM Preferred Stock shall have one (1) vote per share.

SECTION 9. *Redemption.*

9.1 All outstanding shares of Class SAM Preferred Stock shall, to the extent of funds legally available therefor and subject to the other provisions of this Restated Certificate, be automatically redeemed on the earlier of the ALPA Termination Date and the IAM Termination Date (the "Class SAM Preferred Stock Termination Date"), at a price of $0.01 per share of Class SAM Preferred Stock, as provided below. As promptly as reasonably possible following the occurrence of the Class SAM Preferred Stock Termination Date, the Corporation shall give notice thereof and of the redemption under this Section 9 to all record holders of the Class SAM Preferred Stock. From and after the redemption provided for in this Section 9.1, all rights of the holder of Class SAM Preferred Stock as such, except the right to receive the redemption price of such shares upon the surrender of certificates formerly representing the same, shall cease and terminate and such shares shall not thereafter be deemed to be outstanding for any purpose whatsoever.

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549

November 26, 2001

RE: Stockholder Proposal by David Frizzell for inclusion in UAL Corporation 2002 Proxy Statement.

Ladies and gentlemen,

UAL Corporation by now has either sent or will be sending your staff a request for a No Action Letter concerning my shareholder proposal. Please carefully consider my following issues with their respective letter. My proposal seeks to lend the best outcome for a troubled airline with deep labor relation problems. The separation of employee input despite employee ownership is of dire consequence and aids in unraveling a great airline. For too long employees have been the major stakeholder of United yet have been silenced in representation knowingly by unions and company alike. Unfortunately the process by which positive change was to take effect has in reality led to unjustness.

On Tuesday October 9, 2001 I drafted and sent a proposal for the 2002 proxy statement for UAL Corporation. (See attached exhibit A) Monday October 29 I called Francesca Maher's office, UAL's corporate secretary, to confirm receipt, which they replied they did. Monday November 12 I received a registered mail reply from UAL stating their desire to have my proposal excluded from the 2002 proxy statement. (See attached exhibit B) I noted the mention of a letter dated October 26, 2001 which was supposedly sent to me via registered mail. Since I did not receive this letter I quickly phoned UAL on Tuesday November 13, 2001 asking to re-send the letter. A copy was sent FedEx and received Wednesday November 14. (See attached exhibit C) This October 26 letter contained a 14 day time deadline to respond and comply with rule 14a-8. Given my true receipt and awareness to be November 14, I assume my deadline would be November 28. This enclosed outline should be with your office and copies forwarded to UAL before that date.

To begin, my proposal is very simple, straightforward, and fair. All shareholders of company stock should have the right to nominate and elect corporate board directors. As I stated in my proposal, 'this is a basic right which supports the very foundation of democratic corporate governance.' Before I wrote my proposal I was told it was a waste of time and that the company would do everything possible to void it. Sad but true, UAL's mission to exclude my proposal appears to be one of suffocation and stifling by legalese.

It is with this submission that I request your office consider enjoining UAL to include my proposal in the 2002 shareholder's proxy vote based on special circumstances, as outlined below.

I believe the arguments posed by UAL to exclude my proposal fall under SEC Rule 14a. Ms. Grawemeyer cites 5 different issues. One is listed in her October 26 letter and four in her November 7 letter.

Apparently as she states, because I am a beneficial owner of Class M ESOP Voting Preferred Stock which is not registered pursuant to Section 12 of the Exchange Act, I would not meet the requirements necessary to submit a shareholder proposal. I believe Ms. Grawemeyer's logic is as follows: Section 14 Rules oversee Section 12 registered securities. Well, that is one way to look at it. I believe the opposite is in fact true. Securities registered outside of Section 12 are not governed by Section 14 rules and therefore must be allowed on corporate proxies, given they are reasonable, just, and relative. Until the SEC amends the Exchange Act to include other than Section 12 securities, corporations should not be allowed to hide behind the veil of blanket exclusion. As mentioned in the October 26 letter, 'The SEC's Rule 14a-2 states that the proxy rules, including the rule governing shareholder proposals (Rule 14a-8), applies **only** to solicitations of proxies with respect to securities registered pursuant to Section 12 of the Exchange Act.' I emphasize **only**. Section 14 only applies to Section 12 Securities, not other sections. If my beneficially owned ESOP Junior Preferred shares are not registered under Section 12 than I have every right to submit a proposal. I believe this argument relieves the main concern of Ms. Grawemeyer's October 26 letter.

With respect to the November 7 UAL letter concerning Rule 14a-8(c)(4), I believe my proposal transcends the arguments posed by Ms. Grawemeyer. To summarize her views: 1. Relative rights of ESOP Voting Junior Preferred Stock were established with the ESOP and recapitalization. 2. The ESOP transaction structure was bargained by the respective employee representatives. 3. Holders of common stock can not nominate and elect Employee Directors. 4. The right to nominate and elect Employee Directors is a union/employee dispute which is of no concern to common shareholders.

Although containing some interesting approaches to view exclusion of my proposal, several basic principles have been missed which call out for a change in Employee Director election rules. The four issues mentioned above tend to deal with the employee/union/common shareholder relation to the ESOP. Perhaps the SEC is unaware of the basic level UAL Voting Junior Preferred Shareholders have come to be subject to the ESOP, and their treatment by respective unions and management accordingly. I intend to make three points which will show that the ESOP was an ill-conceived unfair transaction which fortified the disengagement of employee and union representation, thus calling into question views 1 and 2. Furthermore I will enhance upon what is the perceived versus true relationship between union leadership and membership. I also will define how holders of common stock do share a high value of concern for who represents employees on the board and how that representation is achieved, thus addressing views 3 and 4.

To begin with, the ESOP was a transaction which was materially misrepresented to employees. In a July 1994 UAL publication distributed to employee's titled 'Destinations', (see attached exhibit D) a section titled 'Share Holders Rights' refers to the directors as '**employee-nominated**', thus misleading the very individuals effected by the ESOP. Within another UAL publication, (see attached exhibit E) the company stated, 'Since United employees own 55% of the company, together you and your coworkers hold the primary voting voice on matters that affect our company's future. For example, any significant changes to United's business direction - such as a merger or acquisition - would require a vote by **all** United shareholders - both employee owners and the public.' This in fact turned out to be a lie and another material misrepresentation knowingly distributed by UAL. Employee owners were in fact restricted from voting on the recent failed USAir buyout. Only the non elected employee directors voted. This demonstrated that the company never intended to extend a true voice to employee owners. It is indeed an insult to be led away from the truth. In the IAM's case, the 'primary voting voice' was an employee director who was not elected by the membership. This former IAM official, John Peterpaul, was voting for the USAir purchase strictly to make the IAM more powerful with additional USAir CSR's dues members and the chance to stop a union challenge they encountered from upset mechanics. The majority of IAM members were against the purchase and Peterpauls' betrayal vote.

As it appeared, the ESOP was packaged by UAL to gain acceptance of the employees while in fact it contained far different intentions than what was presented. Furthermore, full text ESOP language and UAL Charter amendments were never made easily accessible to rank and file employees. Short of a proactive effort to identify the proper corporate or union headquarter department and query the necessary steps to obtain a copy, the mass average of UAL employees never had the opportunity to distinguish between printed misrepresentations and factual language. Given that IAM members were the only group allowed to actually vote on the transaction it appears that a deliberate attempt was made to channel the outcome. Though far from compulsion, the inclusion of misrepresented statements, and the occlusion of readily available full disclosure facts, would lead most reasonable observers to conclude that a breakdown had occurred in the formulation of the ESOP, and that employees would not be able to attain a fair representative voice in exchange for their sacrifices.

Ms. Grawemeyer's assertion that the union's bargaining efforts helped establish the structure of the ESOP with its respective Employee Director election rules fails to recognize the true working deficiencies between union members and union leadership. The simplistic view is that unions are good representatives of their members. UAL would like the public and outside common shareholders to believe that the unions make the best choices for their members. This couldn't be further from the truth. Being apart from many members, unions don't necessarily represent the majority view of its members. Therefore, their bargaining is subject to self interest. As an example, as recently as this last summer, the ALPA union leader and several officials were actively trying to pursue a second ESOP provision with outside financing despite the majority of ALPA members opposed to any type of transaction. IAM officials have contentiously dealt with the majority of their members strictly opposed to their incessant bargaining to gain UAL pension fund control for their own IAM National Pension Plan. The list goes on.

In fact, union leadership for years has had many barriers in place to preclude the true will of employees. As an example, rank and file ALPA represented pilots were not allowed to vote in the ESOP ratification process. Only their Master Executive Council voted. This constructively halted a possible defeat of the ESOP. The IAM leadership until last year prohibited members from voting on officer positions above Local Lodge level, effectively silencing the voices of every member in relation to middle and top IAM leadership. Imagine if you will, not ever being allowed to vote for state and federal officials. This was the structure the IAM imposed. Remember, these officials who were never voted in did all the bargaining for the ESOP and are the ones Ms. Grawemeyer claims helped craft the ESOP on behalf of its members. Another example of this 'issue' mentioned between union leadership and union membership is the IAM's rule that Bylaw changes can only be voted on in person at a Local Lodge. Most other IAM voting can be done through the mail. IAM leaders are too afraid that their self interests will give way to true union democracy if Bylaw elections were made accessible to all. Most IAM members in major cities live 45 miles or more away from Lodges and most often ride public or private mass transit to and from work sites. Voting in person is muted with 6% turnouts very common. This kind of union tactic is solely used to keep members from actively taking part to change union laws. Effectively, members are kept silent.

My point here is to show that a conducive relationship has never existed where employees could honestly be addressed by union leadership to give voice to issues such as the proposal I am raising with UAL. There is no forum for it because the union leadership does not want to give up dominance and control of their respective employee group. We see unions today operated like a business. Their sole priority is to maintain a dues base. Secondary is any fiduciary responsibility despite a principal agency relationship which they have and neglect. Employee concerns rank second. What I assert is that UAL is fully aware of this deficient relationship and in fact condones it as it leads to a weakened union membership base thus making it easier to deal with union leadership. Why else would UAL spread mistruth? A dangerous situation has been created where a select few union leaders pursue an agenda far from the desire of the membership whole. As recently as this summer UAL was actively monitoring the contention between mechanics and their union during the mechanics drive to decertify the IAM. This is something mechanics have tried twice in 5 years as a result of the poor IAM leadership consistently turning a blind eye to mechanic issues. For UAL to pretend that a problem does not exist and than formulate an ESOP transaction and refuse to allow an amending proposal directing employee election of their respective board members is unconscionable and gives the appearance of collusion.

A final argument I wish to address is Ms. Grawemeyers assumption that security holders at large do not share the value of ESOP Junior Preferred Shareholders having the ability to nominate and elect their respective board director. To the utmost contrary I beg to differ. The last 2 years have been testament to the worst employee management relationship UAL and the flying public have ever witnessed. The summer of 2000 included a pilot refusal of overtime in reaction to their stalled negotiations and resistance to the USAir buyout transaction. As a result, 2004 flights were cancelled and over $500 million was lost in revenue. Is this not a common interest point with outside share holders? IAM members staged an alleged sick out last fall in Los Angeles. The company eventually responded with a restraining order to stop the resultant work to rule campaign started by mechanics. Productivity and morale have been actively detrimental to all UAL security holders. To draw Ms. Grawemeyer's conclusion is an oversimplification. Proof is evidenced by the terrible free fall of UAL share value. From $97 in 1998 to $36 before September 11. This was during a period when the economy was still growing and revenue passenger miles were increasing. The treatment of employees and their awareness of non representation at board level is of the outmost concern to common share holders. The correlation between employee, management, and union relationship with general security holder values has been ignored.

The issue of outside common shareholders not being allowed to vote for employee directors is not an issue. Outside security holders do not hold the same stake in UAL which employee shareholders do and vice versa. This measured division is how it should be. In fact, cross voting would serve a truly negative impact on the type of influence I have been outlining here. The basic proposal is one share, one vote.

In my writing I have failed to mention the Salaried and Management ESOP Junior Preferred Shareholders. Their voices are no less important in regards to my proposal as any other group. My arguments simply have centered on the union group because they are by far the largest block of affected employees. However, SAM shareholders share the same concerns union members face. The SAM group has a System Roundtable, which is used as their forum for issues just as the union members use their Local Lodge meetings. Serving in management for a short while I learned that the same barriers and lack of representation are prevalent.

Thank you for spending your time on this matter. Typing this out with my little kids playing around me is probably not has hard as your task of weighing the relative and pertinent issues. Please keep in mind that my proposal is not from self interest but merely an altruistic effort to move UAL forward with a voice afforded to every shareholder. If you would like to discuss anything with me please feel free to contact me anytime at 408-937-1947. Or, you can e-mail me at flashgordon4@earthlink.net.

Very Sincerely,

David Frizzell

David Frizzell
318 Gordon Ave
San Jose, CA 95127

Cc:
Francesca Maher
Christine Grawemeyer
- 6 enclosures

EXHIBIT A

Francesca M. Maher
Secretary, UAL Corporation
P.O. Box 66919
Chicago, Illinois 60666

October 9, 2001

Dear Ms. Maher,

Please accept the following submission for a proposal to the 2002 proxy statement for UAL Corp. I am a United Airlines Mechanic. I own over 325 shares of Class M ESOP Voting Junior Preferred Stock. Additionally, I intend to continue to hold the shares throughout all of 2002 and will attend the 2002 UAL Corp. Stockholders meeting.

PROPOSAL:

It is recommended that the Board of Directors amend and restate the UAL charter to provide that all individual owners of Class P, M, and S ESOP Voting Junior Preferred Stock acquire the equitable right to nominate and elect their respective representative Director by majority vote.

SUPPORTIVE STATEMENT:

Currently the owners of Class P, M, and S ESOP Voting Junior Preferred Stock, (current, and former Pilots, Mechanics, and Salaried/Management employees) are restricted from nominating and electing their own Board Representative. Despite owning millions of UAL Corp. shares, this right is given to 4 beneficial owners who together own just 5 shares. Since the inception of the ESOP Junior Preferred Stockholders have gone without this crucial right afforded to virtually every stockholder of corporate shares in America. All stakeholders must have this basic right which supports the very foundation of democratic corporate governance. In short, "every shareholder should have the right to nominate and elect the Board Director of their choice." Now is the time to value and hear the voices of all shareholders.

Sincerely,

David Frizzell

David Frizzell
318 Gordon Ave
San Jose, CA 95127

UAL CORPORATION

EXHIBIT B

November 7, 2001

Certified Mail (return receipt requested)
Mr. David Frizzell
318 Gordon Avenue
San Jose, CA 95127

Re: Your shareholder proposal dated October 9, 2001

Dear Mr. Frizzell:

As we indicated in our October 26, 2001 letter to you (copy attached), we believe that your shareholder proposal is subject to exclusion from our proxy statement based on certain substantive requirements contained in Rule 14(a) of the Securities Exchange Act of 1934.

A similar shareholder proposal was received by the Company in 1995 to transfer the right to elect the pilot Employee Director from Class Pilot MEC Junior Preferred Stock to Class P ESOP Voting Junior Preferred Stock. In the Company's Request for No Action Letter to the SEC, it raised numerous substantive deficiencies. Ultimately, the SEC issued a No Action Letter based on Rule 14a-8(c)(4) without even addressing the alternative bases for omission. (A No Action Letter states that the SEC will not recommend enforcement action against a company if it omits the shareholder proposal from its proxy statement.)

Rule 14a-8(c)(4) provides that a company may exclude a proposal if it is designed to result in a benefit to you, or further a personal interest, which is not shared by the other shareholders at large. The Company successfully argued that (1) the relative rights of the Class P ESOP Voting Junior Preferred Stock and the Class Pilot MEC Junior Preferred Stock were established as part of a broad transaction that included wage and benefit reductions and work rule changes for United employees, the establishment of the ESOP and the recapitalization of UAL; (2) the structure of the transaction and the allocation of various rights and responsibilities arising there from were bargained for by the respective employee groups, including the right to elect the Employee Directors; (3) the holders of Common Stock do not currently, nor would they under the proposal, elect any of the Employee Directors; and, therefore, (4) the issue of whether the right to elect the pilot Employee Director is held by the holders of ESOP Voting Junior Preferred Stock or the MEC is not an issue that is shared by security holders at large for purposes of Rule 14a-8(c)(4) but rather is an issue between the pilots and the MEC. We believe that this argument can be expanded to include Class M and S ESOP Voting Junior Preferred Stock.

A copy of the 1995 shareholder proposal, the Company's Request for No Action Letter to the SEC and the SEC No Action Letter are attached for your review.

Based on the above, we respectfully request that you consider withdrawing your shareholder proposal in order to preclude the need for the Company to go through the costly and time-consuming process of submitting a Request for No Action Letter to the SEC which we feel the SEC will issue consistent with its previously issued letter. We will be contacting you in the near future to discuss this matter further.

Sincerely,

Christine Grawemeyer

Christine Grawemeyer
Senior Counsel

UAL CORPORATION

EXHIBIT C

October 26, 2001

Certified Mail (return receipt requested)
Mr. David Frizzell
318 Gordon Avenue
San Jose, CA 95127

Re: Your shareholder proposal dated October 9, 2001

Dear Mr. Frizzell:

On October 17, 2001, we received your letter to Ms. Maher, dated October 9, 2001, setting forth the text of a shareholder proposal and requesting us to include it in the proxy statement for UAL Corporation's 2002 annual meeting of shareholders.

Section 14(a) of the Securities Exchange Act of 1934 ("Exchange Act") governs solicitations of proxies in respect of securities registered pursuant to Section 12 of the Exchange Act. Pursuant to Section 14(a) of the Exchange Act, the Securities and Exchange Commission ("SEC") has adopted rules regarding the solicitation of proxies, including rules regarding shareholder proposals. The SEC's Rule 14a-2 states that the proxy rules, including the rule governing shareholder proposals (Rule 14a-8), applies only to solicitations of proxies with respect to securities registered pursuant to Section 12 of the Exchange Act. It is therefore our position that in order to have standing to submit a shareholder proposal governed by Rule 14a-8, you would need to be a shareholder of securities registered pursuant to Section 12 of the Exchange Act.

The shares of Class M ESOP Voting Junior Preferred Stock, which your letter states that you own beneficially, are held of record by the ESOP Trustee and are not registered pursuant to Section 12 of the Exchange Act. Accordingly, we do not believe that you meet the requirements necessary to submit a shareholder proposal covered by the SEC's Rule 14a-8, and we therefore do not intend to include your shareholder proposal in our 2002 proxy statement.

If, however, you can establish that you own shares of common stock of UAL Corporation, you are eligible to submit a shareholder proposal if you meet certain requirements set forth in Rule 14a-8. In order to be eligible to submit a shareholder proposal you must have continuously held at least $2,000 in market value of UAL Corporation's common stock for at least one year by the date that you submitted your proposal, and you must continue to hold those securities through the date of UAL Corporation's annual meeting of shareholders. To demonstrate that you meet these requirements, you should submit a written statement from your broker verifying that, at the time you submitted your proposal, you had owned such shares continuously for at least one year. In addition, you must provide us with a written statement that you intend to hold the shares from the date of your proposal through the date of UAL Corporation's 2002 annual meeting of shareholders.

In order to comply with Rule 14a-8, you must send a response to this request for additional information by means of a letter postmarked no later than the 14th day after you receive this letter, or by sending us an electronic transmission by no later than that date at (847) 700-4683.

Please note that compliance with the eligibility requirements of Rule 14a-8 does not ensure that your proposal will be included in UAL Corporation's 2002 proxy statement. We believe that your proposal is also subject to exclusion from our proxy statement based on certain substantive requirements contained in Rule 14a-8, which we will raise with the SEC, with a copy to you, at the appropriate time.

Sincerely,

Christine S. Grawemeyer

Christine Grawemeyer
Senior Counsel

EXHIBIT D

Shareholder Rights

What does it mean to take stock as an employee owner of United?

With the shift to employee ownership, here is a natural question: So what rights do employees have as new shareholders in United?

During the period of the ESOP transaction, shares — called ESOP Preferred Shares — will be held in a trust. Initially these shares which do not have voting rights will be in a special account called a "suspense account." (See related story on page 12.) At the end of each year, a specific portion of those shares will be allocated to employees' accounts until all shares are allocated. Each time ESOP Preferred Shares are allocated, an equal number of ESOP Voting Preferred Shares will be contributed by the company and will be added to these accounts.

Employees will generally vote the ESOP Voting Preferred Shares on the same matters on which public shareholders vote. An exception is that ESOP Voting Shares cannot vote in election of the Board of Directors. The employee directors will be elected by the unions in the case of the ALPA and IAM directors and by the salaried and management director and the senior human resources officer of United in the case of the salaried and management director.

ESOP participants (active and inactive employees, except inactive pilots, and beneficiaries) will vote the shares in their accounts by issuing voting instructions to the trustee — State Street Bank in Boston. The trustee will follow the instructions of the ESOP participants except where the instructions would violate the terms of the ESOP plan or the federal pension law.

When employees retire or leave United and request a distribution, their ESOP Preferred Shares will be converted to common shares. If an employee chooses to take that distribution as common shares rather than cash, he or she can exercise all rights as an individual shareholder, which means full voting rights and the ability to make independent investment decisions about the shares he or she holds. Employees may choose to keep their investment in United, or sell part or all of their shares on the open market, just as any other investor can.

The Board

Employee-shareholder interests will be represented on the reconstituted UAL Board of Directors, with the three employee groups — ALPA, IAM and salaried and management employees — each allowed to nominate and elect a director. This will give the three employee groups a voice in guiding the company. These employee-nominated directors will work alongside the public and independent directors to guide the company and its management team. Just as it does today, the board will operate as a group, making important decisions with input from public, independent and employee-nominated directors. Three current directors will continue on the board as public directors.

Board members will also sit on various committees. The chart on the following page shows the board committees and their functions.

EXHIBIT E

For every share of ESOP Preferred Stock in your account, you get an ESOP voting share.

Since United employees own 55% of the company, together you and your coworkers hold the primary voting voice on matters that affect our company's future. **For example, any significant changes to United's business direction — such as a merger or acquisition — would require a vote by all United shareholders — both employee owners and the public.**

The actual voting of all ESOP Preferred Shares is done by the ESOP Trustee. In the event of a shareholder vote, the ESOP Trustee will send you a ballot asking how you would like your shares voted on a particular issue.

Voting for members of the Board of Directors is handled differently. There are three distinct categories — employee, public and independent directors. Each employee group has one employee representative. Salaried and management employees determine their board representative through the System Roundtable. ALPA and the IAM select the directors that represent the employees belonging to those unions.

The five public directors, which include the UAL CEO and one other senior executive of the company, are elected by UAL's public shareholders. A successor to any of the four remaining directors — the independent directors — will be nominated by a committee consisting of the three employee directors and the four independent directors, and elected by the four existing independent directors. **So, employees have input into selecting the three employee directors and four independent directors.**

ESOP FACT

Once shares have been distributed from your ESOP account in the form of common stock, you or your beneficiary may exercise all rights as an individual shareholder. This includes full voting rights on all subjects on which public shareholders vote.



DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 15, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: UAL Corporation
Incoming letter dated December 17, 2001

The proposal requests that the board amend and restate the UAL Charter to provide that all ESOP participants acquire the "equitable right" to nominate and elect their respective representative UAL director.

We are unable to concur in your view that UAL may exclude the proposal under rule 14a-8(f). Accordingly, we do not believe that UAL may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to conclude that UAL has met its burden of establishing that the revised proposal would violate applicable state and federal law. Accordingly, we do not believe that UAL may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that UAL may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that UAL may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that UAL may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that UAL may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor